4/15

05010768

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tingyi (Cayman Islands) Holding Corp.

*CURRENT ADDRESS No. 15 The 3RD. Street
Tianjin Economic-Technological Development Area
Tianjin 300457 PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 3 0 2005
THOMSON
FINANCIAL

FILE NO. 82- 34910 FISCAL YEAR 12/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 26 August 2005

公司簡介 Company Profile

康師傅控股有限公司，總部設於中華人民共和國(「中國」)天津市，其附屬公司主要在中國從事生產和銷售方便麵、飲品及糕餅。本公司及其附屬公司(「本集團」)於一九九二年開始生產方便麵，並從一九九六年擴大業務至糕餅及飲品；目前本集團的三大品項產品，皆已在中國食品市場佔有顯著的市場地位，據AC Nielsen二零零三年十二月／二零零四年一月這一期的零售市場研究報告，調查結果顯示在這期間本集團在方便麵、包裝茶飲品及夾心餅乾於銷售額的市場佔有率分別為43.5%、47.2%及24.4%，同時處於領導地位。本集團大部份產品均以家傳戶曉的「康師傅」品牌銷售，本集團相信「康師傅」是中國最為消費者熟悉的品牌之一。

Tingyi (Cayman Islands) Holding Corp., headquartered in Tianjin, the People's Republic of China (the "PRC"), and its subsidiaries specialise in the production and distribution of instant noodles, beverages and baked goods in the PRC. The Company and its subsidiaries (the "Group") started its instant noodle segment in 1992, and expanded into the baked goods segment and beverage segment in 1996. The Group's three main product segments have established leading market shares in certain segments of the PRC's food industry. According to AC Nielsen SCAN TRACK EXPRESS, based on sales, for the December 2003-January 2004 period, the Group was the market leader in instant noodles, ready-to-drink ("RTD") teas and sandwich, gained 43.5%, 47.2% and 24.4% market share respectively. The Group is best known in the PRC for its Master Kong brand name which appears on the packaging of most of its products. The Group believes that Master Kong is one of the most recognised consumer brand names in the PRC.

本集團透過自有遍佈全國的銷售網絡分銷旗下產品，截至二零零三年十二月底本集團擁有344個營業所及77個倉庫以服務4,860家經銷商及49,311家直營零售商。本集團相信此廣博的銷售網絡，是構成本集團產品處於市場領導地位的主要原因，亦促使本集團的新產品更成功而有效地登陸市場。

The Group distributes its products throughout the PRC through its extensive sales network consisting of 344 sales offices and 77 warehouses serving 4,860 wholesalers and 49,311 direct retailers as of 31 December 2003. The Group believes that this extensive sales network is a significant contributor to the Group's leading market shares and it will enable the Group to rapidly and successfully introduce new products.

本集團的發展乃將資源專注於食品流通事業，除繼續強化物流與銷售系統，同時進行本集團於台灣及大陸食品事業的整合，以期建立「大中國食品集團」的構想。為進一步加強本集團於中國市場的競爭力，本集團積極引入策略夥伴，由日本朝日啤酒及伊藤忠合組的AI Beverage Holding Co. Ltd.購入本集團飲品事業的49.995%；於方便麵事業本集團與中國河北中旺集團合組聯營公司並各佔其50%股權；於物流事業本集團將49.99%的股權轉讓予伊藤忠。

Based on food circulation business, the Group will continue to strengthen its logistics and sales system in the PRC. At the same time, it has proceeded its integration of the Group's food resources in the Mainland and Taiwan, to realize its dream of setting up "Greater China Food Group". To further strengthen the Group's competitiveness in the PRC market, the Group has introduced strategic partners by (1) the transfer of 49.995% interest in beverage business to AI Beverage Holding Co. Ltd. a joint venture company of Japan Asahi Breweries and Itochu; (2) for noodle business, the establishment of a joint venture company in which the Group and China Hebei Zhongwang Group hold 50% equity interest respectively and (3) the transfer of 49.99% interest in logistics business to Itochu.

本集團於一九九六年二月在香港聯合交易所上市。本公司的大股東頂新(開曼島)控股有限公司和日本三洋食品株式會社分別持有本公司33.1889%的股份。

The Group was listed on the Stock Exchange of Hong Kong in February 1996. Each of the Company's major shareholders Ting Hsin (Cayman Islands) Holding Corp. and Sanyo Foods Co., Ltd. of Japan holds a 33.1889% equity interest in the Company.

銷售網絡 Sales Network


Heilongjiang
Jilin
吉林
Liaoning
Xinjiang
新疆
Inner Mongolia
Hebei
河北
Ningxia
Qinghai
Gansu
Shanxi
山西
Shandong
山東
Shaanxi
陝西
Tibet
西藏
Henan
河南
Jiangsu
Sichuan
四川
Hubei
湖北
Anhui
安徽
Zhejiang
浙江
Guizhou
貴州
Jiangxi
江西
Hunan
湖南
Yunnan
雲南
Fujian
福建
Guangxi
廣西
Guangdong
廣東
Taiwan
台灣
Hong Kong
香港
Hainan
海南

Production Centre 生產基地		Instant Food 方便食品事業	Beverage 飲品事業	Bakery 糕餅事業
Harbin	哈爾濱	✓	✓	
Shenyang	瀋陽	✓	✓	
Tianjin	天津	✓	✓	✓
Hangzhou	杭州	✓	✓	✓
Guangzhou	廣州	✓	✓	✓
Wuhan	武漢	✓	✓	
Xian	西安	✓	✓	
Chongqing	重慶	✓	✓	
Qingdao	青島	✓	✓	
Fuzhou	福州	✓	✓	
Xinjiang	新疆	✓	✓	
Yunnan	雲南	✓	✓	
Taiwan	台灣	✓		
Total	合計	13	12	3

	1998	1999	2000	2001	2002	2003
Sales Office 營業所	199	208	231	311	353	344
Warehouse 倉庫	166	164	131	139	82	77
Wholesaler 經銷商	14,075	10,332	4,500	4,583	4,481	4,860
Direct Retailer 直營零售商	10,923	15,604	20,297	33,454	44,616	49,311
Employee 員工人數	22,832	19,244	19,073	24,643	26,542	27,803
Production Line 生產線	160	159	162	174	194	230
Production Centre 生產基地	8	10	10	10	13	13

財務摘要 Financial Summary

業績 Results

		截至十二月三十一日止年度 For the years ended 31 December				
		2003	2002	2001	2000	1999
		千美元	*千美元*	*千美元*	*千美元*	*千美元*
		US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
營業額	Turnover	**1,260,691**	1,100,405	944,566	735,244	608,551
除稅前之溢利／(虧損)	Profit/(loss) before taxation	**44,305**	98,266	72,468	46,903	(29,891)
稅項支出	Taxation	**(7,868)**	(6,155)	(9,049)	(5,366)	(2,674)
除稅後之溢利／(虧損)	Profit/(loss) after taxation	**36,437**	92,111	63,419	41,537	(32,565)
少數股東權益	Minority interests	**(621)**	(1,183)	(3,081)	(1,428)	(3,293)
股東年內應佔溢利／(虧損)	Net profit/(loss) attributable to shareholders	**35,816**	90,928	60,338	40,109	(35,858)
股息	Dividends	**(63,152)**	(51,975)	(45,268)	(30,179)	(30,035)
		美仙	*美仙*	*美仙*	*美仙*	*美仙*
		US cents	*US cents*	*US cents*	*US cents*	*US cents*
基本每股溢利／(虧損)	Basic earnings/(loss) per share	**0.64**	1.63	1.08	0.72	(0.82)



資產與負債　Assets and Liabilities

		於十二月三十一日 As at 31 December				
		2003	2002	2001	2000	1999
		千美元 US$'000	*千美元 US$'000*	*千美元 US$'000*	*千美元 US$'000*	*千美元 US$'000*
物業、機器及設備	Property, plant and equipment	**909,750**	802,058	753,793	734,704	790,377
聯營公司權益	Interest in associates	**39,814**	43,878	30,196	12,516	14,980
其他非流動資產	Other non-current assets	**8,449**	2,590	2,576	30,830	6,290
流動負債淨額	Net current asset (liabilities)	**(95,342)**	3,138	(44,493)	(127,630)	(129,141)
長期負債	Non-current liabilities	**(284,550)**	(257,489)	(178,764)	(116,493)	(155,089)
少數股東權益	Minority interests	**(6,634)**	(6,821)	(21,691)	(21,645)	(24,841)
淨資產	Net assets	**571,487**	587,354	541,617	512,282	502,576
股本	Share capital	**27,943**	27,943	27,943	27,943	27,979
儲備	Reserves	**480,392**	507,436	468,406	454,160	444,562
擬派末期股息	Final dividend proposed	**63,152**	51,975	45,268	30,179	30,035
		571,487	587,354	541,617	512,282	502,576

附註：

根據經修訂之會計準則第9條「結算日後事項的會計處理」，本公司於結算日後建議的股息不會列為結算日的流動負債。於一九九九年至二零零零年(首尾兩年包括在內)的流動負債及股東權益已經重列以反映此會計政策的改變。

Note:

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividends proposed by the Company after the balance sheet date may no longer be treated as a current liability at the balance sheet date. Current liabilities and shareholders' funds for the years 1999 and 2000 have been restated to reflect this change in accounting policy.



財務要點 Financial Highlights



集團營業額
Group Turnover
百萬美元
US$'M
1,400
1,200
1,000
800
600
400
200
0
609
735
945
1,100
1,261
1999
2000
2001
2002
2003



各事業群佔總營業額的百分比
Percentage of total turnover by product type
百分比
%
100
90
80
70
60
50
40
30
20
10
0
3
12
10
75
2
10
15
73
3
9
25
63
2
8
32
58
2
6
30
62
1999
2000
2001
2002
2003
方便麵
Noodles
飲品
Beverage
糕餅
Bakery
其他
Other



集團毛利率
Group gross margin
百分比
%
40
35
30
25
20
15
10
5
0
27.86
31.20
33.65
33.89
27.87
1999
2000
2001
2002
2003



各事業群毛利率
Group margin by product type
百分比
%
2002
2003
50
45
40
35
30
30
25
20
15
10
5
0
26.22
21.20
45.91
40.70
32.79
32.40
方便麵
Noodles
飲品
Beverages
糕餅
Bakery

除稅及息前溢利率
EBIT margin


百分比
%
12
10
8
6
4
2
0
0.87
9.82
9.94
11.34
5.03
1999
2000
2001
2002
2003

股東應佔溢利／（虧損）
Profit/(Loss) attributable to shareholders


百萬美元
US$'M
100
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-35.8
40.1
60.3
90.9
35.8
1999
2000
2001
2002
2003

主要財務數據
Major Financial Data

			年度變動 Year on Year change %
營業額／千美元	Turnover/US$'000	1,260,691	+14.57
EBITDA／千美元（邊際率）	EBITDA/US$'000 (margin)	139,803 (11.09%)	-26.48
經營溢利／千美元（邊際率）	Operating profit/US$'000 (margin)	60,423 (4.79%)	-50.45
純利／千美元（邊際率）	Net profit/US$'000 (margin)	35,816 (2.84%)	-60.61
每股溢利／美仙	EPS/US cents	0.64	-60.73
經營現金流量／千美元	Operating cashflows/US$'000	182,648	-14.59
製成品周轉期／天	Finished goods turnover/days	12.42	+3.24
應收賬款周轉期／天	Accounts receivable turnover/days	15.20	+14.29
負債與資本比率／倍（淨借貸相對於股東權益）	Gearing ratio/times (Net debt to shareholders' equity)	0.60	+33.33
負債比率／%（總負債相對於總資產）	Debt ratio/% (Total liabilities to total assets)	55.19	+11.77

精實秤煉　再創高峰

Solidify the Growth Platforms and Lead the Waves of Change



董事長　*Chairman*

魏應州　**Wei Ing-Chou**

董事長報告 Chairman's Statement

緒言

二零零三年康師傅的經營並不理想，在預期中國飲料市場仍將快速成長的前提下，大量增加飲品設備的投資，然而，遭逢非典型肺炎肆虐，涼夏與水災接踵而來，使得飲料未達預期的成長目標；加上二零零三年的原物料節節上升，第一季有國際棕櫚油及PET粒子價格上漲，第四季麵粉及大米等原材料價格另一波的漲價，使得經營成本持續升高，嚴重影響獲利狀況。慶幸本集團的核心事業方便麵業務的根基穩固，於逆境中充份發揮垂直整合生產、靈活的市場策略及通路精耕的優勢，全年錄得22.9%的銷售成長，營業額達783,441千美元；飲品業務於第四季的淡季，透過包裝延伸及熱飲策略，令單季銷售較去年同期大幅上升92.4%至59,459千美元；然而仍無法彌補於旺季時，因天然災害導致未能達到預期業績目標的落差，全年銷售額僅微升6.0%至379,112千美元。本集團全年總營業額為12.6億美元，較去年同期上升14.6%，股東應佔溢利為35,816千美元，每股盈利為0.64美仙。

Introduction

The period under review was a year marked by different adverse circumstances so that the Group's performance was below expectation. With the forecast that the PRC beverage market would be fast growing, the Group had made huge investment in beverage facilities. Because of the outbreak of SARS (Severe Acute Respiratory Syndrome), cooler summer and the flood, beverage sales could not reach the Group's target. Coupled with the price increase both from palm oil and PET plastic materials in the first quarter and flour and rice in the fourth quarter, the continuous cost increase directly affected the Group's profit. Fortunately, thanks for the strong base for the Group's core business instant noodles, during the difficult period, it made use of its production with vertical integration, flexible marketing strategies and the advantage of the Group's sales network. Instant noodle sales for the year reached US$783.441 million, an increase of 22.9% over 2002. During the traditional low season for beverage in the fourth quarter, through the strategy of "New Package Line Extension" and "Hot Drink", beverage sales achieved a growth of 92.4% when compared with the corresponding period last year and turnover reached US$59.459 million. However, the substantial growth could not make up the sales loss caused by natural disasters during the high seasons. As a result, beverage sales for the year only grew by 6.0% to US$379.112 million. For the whole year, the Group maintained a stable sales performance of US$1,260 million, 14.6% higher than in previous year, profit attributable to shareholders amounted to US$35.816 million and earnings per share amounted to US0.64 cents.


抗击非典



季度業績

本集團在二零零零年第三季開始公告季度業績，並於二零零一年第三季開始實行季度匯報，並於同一天將匯報內容載於本公司網站內，藉以提高企業管治水平，也為股東提供關於本集團業績表現的最新資料。不論是季度、中期或是全年的財務報告，在呈交董事會前皆先由審核委員會審閱。本集團主動按季公佈業績，正是本集團鋭意提升透明度及良好企業管治的明證。

Quarterly Reporting

The Group introduced quarterly results announcement during the third quarter in 2000 and released quarterly report and posted the full report in the Group's web-site on the same day during the third quarter in 2001. The quarterly reporting is to promote high standards of corporate governance and provide shareholders with timely information about the Group's performance. The quarterly, interim and final financial reports were reviewed by the Audit Committee before they were presented to the Board. The voluntary publication of the Group's results on a quarterly basis demonstrates the Group's commitment to transparency and good corporate governance.

市場地位

據AC Nielsen 二零零三年十二月／二零零四年一月的報告指出，以銷售額為基準，本集團在方便麵、包裝茶飲品、稀釋果汁及夾心餅乾之市場佔有率分別為43.5%、47.2%、22.7%及24.4%，同時處於領導地位。

Market Position

According to AC Nielsen, for the period of December 2003/January 2004, based on sales value, market shares for the Group's instant noodle, RTD teas, diluted juice drinks and sandwich crackers were 43.5%, 47.2%, 22.7% and 24.4% respectively, showing the Group's leading position in the industry.


2003





而進入台灣市場只有一年的康師傅方便麵，據AC Nielsen二零零三年十二月調查所得已取得17%台灣方便麵市場銷售的佔有率。同時於二零零三年九月，「康師傅」品牌亦取得由英國INTERBRAND負責調查的「二零零三年度台灣十大國際品牌」的第四位；並對「康師傅」品牌的估值達3.41億美元，為台灣食品行業的首位。

The Group's instant noodle has entered into Taiwan market for one year. According to AC Nielsen, in December 2003, based on volume, Master Kong's instant noodle has gained 17% market share. In September 2003, the brand of "Master Kong" has gained the fourth position in the "2003 Taiwan Top 10 Global Brand" based on the research carried out by British INTERBRAND and the brand value for "Master Kong" has been estimated to reach US$341 million, which is the most valued brand in Taiwan food industry.

優質保證認證

Quality Control

品質管理是食品業的主宰，本集團致力達至「人人皆品管」的目標，目前方便麵事業轄下的十三家工廠中已有十家取得ISO 9002認證；年內，飲品事業轄下的工廠已全部通過『中國國家食品市場准入產品品質安全QS認證』；天津廠及武漢廠更分別通過HKACCP認證。糕餅事業轄下的天津廠分別通過ISO9001 2000版及QS認證。目前本集團共有二十七家工廠通過ISO認證，董事們為本集團製造高質量食品的管理系統感到光榮。

Quality Control is the heart of food industry. The Group has tried the best to achieve the aim of "ALL QC". During the year, out of the 13 instant noodle factories, 10 factories have obtained ISO 9002 certification. All beverage factories under the Group have been granted the PRC QS certificate. The beverage factories in Tianjin and Wuhan have also obtained the HKACCP certificate. The bakery factory in Tianjin has been granted the ISO 9001 Version 2000 and the PRC QS certificate. At present, 27 factories under the Group have been granted ISO certificates. The Directors are proud of the Group's management system of producing high-quality food products.


足坛群雄逐鹿甲A 师傅一出谁与争锋


Taiwan

管理團隊

年內，本集團的方便麵事業及飲品事業均進行擴展，令本集團的員工總人數增加至27,803人，在非典型肺炎爆發期間以至經營環境極其嚴峻的情況下，各員工均緊守崗位與康師傅並肩克服困境，令本集團得以正常運作。本人謹藉此機會與股東們向他們致以衷心謝意。

Management Team

For the expansion both for beverage division and instant noodle division, the Group increased its number of staff to 27,803. During the SARS outbreak and the period of severe operating conditions, all staff strictly adhered to their duties and joined hands with Master Kong to overcome the difficulty to maintain operations of the Group uninterrupted. The shareholders and I would like to thank everyone for their devoted performance during the year.

社會貢獻

於五月爆發非典型肺炎期間，本集團分別於天津、北京、西安、蘭州、上海及重慶等地，將康師傅產品適時配送至各醫院，以表示本集團對這群奮戰非典的前線醫務人員的感謝。年內，本集團分別於多個地區舉行「康師傅園遊會」，總參加人數超過18,000人，除邀請來自政府機構及媒體的友好外，並邀請社會弱勢社群代表參加；同時，將各園遊會所得款項分別捐贈予各地慈善機構。此外，為表達本集團對中國足球事業的支持，特以「康師傅足球隊」冠名，以贊助天津泰達隊參加中國甲A聯賽。

Social Contribution

During the SARS outbreak in May, to respect the heroic performance of the frontline medical staff, the Group distributed Master Kong's products to hospitals in Tianjin, Beijin, Xian, Lanzhou, Shanghai and Chongqing. During the year, the Group continued to organize the "Carnival for Master Kong" in different areas to invite a total number of 18,000 staff and their relatives, friends from government department and media, and also representatives from weak social groups to join the events. All the contributed money derived from the carnival have been donated to different charity associations. Meanwhile, to provide the support to the PRC football development, the Group has sponsored the Tianjin TEDA Football Team to participate in the PRC Football Match Group A with the name of "Master Kong Football Team".



精實粹煉　再創高峰

中國市場的快速成長，已然成為全球的焦點，亦吸引國際大企業與本地廠商競相加入，使得中國食品市場的競爭更加劇烈。面對多樣化的市場變化與農村市場的發展，要進一步擴大市場佔有，唯有強強聯盟補充本集團缺乏的能力，才能取得市場的長久領先地位。在引入國際先進的研發與生產技術，強化產品的開發與生產能力方面，本集團於二零零三年十二月二十七日與由日本朝日啤酒株式會社(「朝日」)及伊藤忠商事株式會社(「伊藤忠」)合組的AI Beverage Holding Co. Ltd. (「AI Beverage」)原AI Breweries簽訂合作協議，本集團將轉讓康師傅飲品業務49.995%股權予AI Beverage，共同經營此一快速成長且又將面臨激烈競爭的中國飲品市場。此外，透過國內聯盟的加強，耕耘廣大的農村市場，以增強本集團於佔有中國整體方便麵市場65%銷售量的低價麵市場的競爭力上，本集團於十二月與於中國大陸主力產銷低價方便麵的中旺集團，協議成立合資企業「河北三太子實業有限公司」，本集團出資人民幣二億五千萬並佔合資公司的50%股權。同時，為了進一步強化本集團物流事業的實力，本集團於二零零四年三月二十六日與伊藤忠達成協議，本集團將出售轄下從事物流服務的頂通(開曼島)控股有限公司49.99%的股份予伊藤忠，藉此以強化兩個集團在中國的物流整合，獲取更大的經營效益。

Solidifying the Growth Platforms and Leading the Waves of Change

The fast growing PRC food market is the focus around the world and is so attractive that the international corporations and the domestic enterprises continue to join in the market. As a result, the PRC food market becomes more competitive. In view of the different changes in the market and the development of the rural area, to further expand the market share, the Group must accompany with strong strategic alliances to fill in the gap of the Group's diminishing capability so that the Group can achieve the everlasting leading position in the market. To enhance the ability for production and R&D by introducing international high technology, on 27 December 2003, the Group entered into the agreement in relation to the co-operation with Asahi Breweries, Ltd. ("Asahi") and Itochu Corporation ("Itochu") whereby the Group will transfer to AI Beverage Holding Co. Ltd. ("AI Beverage"), formerly AI Breweries, 49.995% interest of the beverage business and work together to operate the fast growing but intense competition beverage market in the PRC. To cultivate the sizable rural market, the Group also co-operates with the domestic companies. In December 2003, the Group entered into the agreement with ZhongWang Group which is mainly producing low-end instant noodle in the PRC and would establish a joint venture company called The Third Prince (Santazi) Company Limited, Hebei. The Group will invest Rmb250 million and will own 50% interest of the joint venture company. Such arrangement will strengthen the Group's competitiveness in the low-end instant noodle market which represents 65% of the total PRC instant noodle market. In addition, to further enhance the Group's logistics ability, the Group entered into an agreement on 26 March 2004 in relation to the co-operation with Itochu to form a strategic partnership in logistics business in the PRC. The Group will transfer 49.99% equity interests in Tingtong (Cayman Islands) Holding Corp. ("TingTong") to Itochu. Tingtong is the Group's wholly-owned subsidiary and engaged in logistics services. The co-operation will benefit the two groups in their operation of logistics industry in the PRC.

股息

基於本集團之財務根基穩固，在日常營運及拓展資金充裕的前提下，本人建議董事局採取較寬裕之派息政策，以回饋股東們對本集團的支持。因此，董事局將於二零零四年五月十八日舉行之股東大會上，建議派付末期股息每股1.13美仙予二零零四年五月十八日名列股東名冊之股東，派息總額為63,152千美元；去年之末期股息為每股0.93美仙，派息總額為51,975千美元。

在這競爭日益激烈的市場，深信憑藉「康師傅」於中國既有的優勢，加上勤奮務實及創新超越的拼搏精神，以及策略夥伴的加入，本集團必能實現繼續為消費者及股東資源增值。

Dividend

The Group has maintained a strong foundation in its financial structure. As the Group continues to maintain a healthy net cash position for funding future development, I would recommend to the Board to provide a return to our shareholders for their support by way of a more generous dividend policy. The board will therefore recommend at the Annual General Meeting to be held on 18 May 2004 the payment of a final dividend of US1.13 cents per share, totalling US$63.152 million to shareholders whose names appear on the register of members on 18 May 2004. Final dividend for the last year was US0.93 cents per share, totalling US$51.975 million.

In view of the increasingly intense competition in the PRC market, the Group believes that based on the existing advantages of Master Kong in the PRC, the struggling spirit of "diligence and practice, innovation and exceeding" and the establishment of strategic alliances, the Group would be able to enhance customers' and shareholders' value.

董事長及行政總裁
魏應州

Wei Ing-Chou
Chairman and Chief Executive

中國天津
二零零四年四月二十日

Tianjin, the PRC
20 April 2004

高階管理人員簡介 Senior Management Profile

董事

Directors

執行董事

Executive Directors

魏應州，現年50歲，董事長暨行政總裁，魏應交先生之胞兄，一九九一年加入本集團，負責監督本集團之管理及制訂本集團之整體策略、規劃及發展事宜。彼於建造廠房、生產管理及製造食品研究方面擁有逾二十三年經驗。

Mr. Wei Ing-Chou, aged 50, Chairman and Chief Executive Officer, elder brother of Mr. Wei Ying-Chiao, joined the Group in 1991 and is responsible for the supervision and the management of the Group as well as the formulation of the overall strategy of the Group. He has over 23 years' experience in factory construction, production management and research in relation to food production.

井田毅，現年74歲，自一九九九年七月起出任本集團董事暨副董事長，亦為三洋食品株式會社之創辦人及相談役(高級顧問)。彼自一九五二年於千葉商科大學畢業後，至今在經營即食麵業務方面已累積了逾50年經驗。

Mr. Takeshi Ida, aged 74, appointed as a Director and Vice-Chairman of the Group in July 1999. He is the founder and Senior Advisor of Sanyo Foods Co., Ltd. After graduation from Chiba University of Commerce in 1952, he has been engaged in noodle business for over 50 years.

吳崇儀，現年48歲，自一九九六年起出任本集團董事，現為全興國際集團的執行長。彼曾就讀於美國洛杉磯加利福尼亞大學，專長企業管理。吳先生亦為頂新之董事兼股東。

Mr. Wu Chung-Yi, aged 48, appointed as a Director of the Group in 1996, is the CEO of GSK Group. He attended the University of California in Los Angeles in the United States and has experience in corporate management. He is also a director and a shareholder of Ting Hsin.

魏應交，現年48歲，魏應州先生之胞弟，一九九一年加入本集團，曾參與經營頂新逾二十年，在食品業務之市場推廣及行銷方面擁有廣泛經驗。魏先生亦為頂超(開曼島)控股有限公司之董事長，該公司現於中國經營25家量販店。

Mr. Wei Ying-Chiao, aged 48, Director, younger brother of Mr. Wei Ing-Chou, joined the Group in 1991. He has participated in the operation of Ting Hsin for more than 20 years and has extensive marketing experience in food related business. He is the Chairman of Ting Cao (Cayman Islands) Holding Corp., which operates 25 hypermarkets in the PRC.

井田純一郎，現年42歲，自二零零二年五月起出任本集團董事，現為三洋食品株式會社之社長。彼於一九八五年於立教大學畢業並於富士銀行服務六年，於一九九二年加入三洋食品株式會社。井田純一郎先生為本集團執行董事及副董事長井田毅先生的兒子。

Mr. Junichiro Ida, aged 42, appointed as a Director of the Group in May 2002, is the President of Sanyo. After graduating from Rikkyo University in 1985, he joined Fuji Bank and worked there for six years. In 1992, he joined Sanyo. Mr. Ida is the son of Mr. Takeshi Ida, an Executive Director and Vice Chairman of the Group.

吉澤亮，現年62歲，自一九九九年七月起出任本集團董事，並於二零零二年起兼任副行政總裁，現任三洋食品株式會社海外事業部部長。彼於一九六五年於東京大學畢業，在銀行業任職逾31年，於一九九七年加入三洋食品株式會社。

Mr. Ryo Yoshizawa, aged 62, appointed as a Director of the Group in July 1999 and appointed as Vice Chief Executive Officer in 2002, is the Director and General Manager of the foreign business department of Sanyo Foods Co., Ltd. After graduating from Tokyo University in 1965, he was engaged in the banking business for over 31 years and joined Sanyo Foods Co., Ltd. in 1997.

獨立非執行董事

高捷雄，現年64歲，自一九九九年九月起出任本集團獨立非執行董事，現任丸紅株式會社之副董事長。彼於一九六三年在慶應大學畢業，投身化學品及食品貿易及在丸紅株式會社服務逾40年。

徐信群，現年48歲，自一九九九年十月起出任本集團獨立非執行董事，一九七九年畢業於台灣國立台灣大學商學系。彼曾服務於台灣之金融界逾16年，熟稔金融市場運作，擅長於證券投資、企業理財及財務規劃。徐先生並擁有台灣之證券分析師資格。

Independent Non-executive Directors

Mr. Katsuo Ko, aged 64, appointed as an Independent Non-executive Director of the Group in September 1999. He is the Executive Vice President of Marubeni Corporation. After graduating from Keio University in 1963, he joined Marubeni Corporation and has been engaged in trading business in chemicals and foods for over 40 years.

Mr. Hsu, Shin-Chun, aged 48, appointed as an Independent Non-executive Director of the Group in October 1999. He received a bachelor degree in Business Administration from National Taiwan University in 1979. He has more than 16 years working experience in the financial industry and has comprehensive knowledge in securities investments, corporate finance and financial engineering. He is also a Certified Financial Analyst in Taiwan.

公司秘書

葉沛森，現年44歲，於一九八二年畢業於香港理工學院，獲頒會計高级文憑，為英國公認會計師公會資深會員及香港會計師公會、香港華人會計師公會、特許管理會計師協會、特許秘書與行政人員協會及香港公司秘書協會之會員。於一九九六年獲工商管理碩士學位，在會計業務與公司秘書實務方面擁有逾二十年經驗。葉先生亦為香港之執業會計師，於一九九五年九月加入本集團。

Company Secretary

Mr. Ip Pui-Sum, aged 44, graduated from the Hong Kong Polytechnic with a Higher Diploma in Accountancy in 1982. He is a fellow member of the Association of Chartered Certified Accountants (United Kingdom) and an Associate of the Hong Kong Society of Accountants, the Society of Chinese Accountants & Auditors, the Chartered Institute of Management Accountants, the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Company Secretaries. Mr. Ip has over 20 years of experience in public accounting and company secretarial practices. He is also a certified public accountant in Hong Kong. He joined the Group in September 1995.

高階主管

趙慧敬，現年66歲，現任總部董事長室資深特別助理，於一九九二年十二月加入本集團，一九九三年至一九九五年擔任天津頂益國際食品公司總經理，一九六八年於國立政治大學會計系畢業，曾任職台灣半導體公司財務部經理，現任天津市外商投資企業協會副會長、天津市台資企業協會副會長及天津經濟技術開發區國際商會會長。

Head Office Management

Chao Hui-Ching, aged 66, joined the Group in December 1992 and is the Senior Assistant to the office of Chief Executive Officer. He graduated from the Accounting Department of Taiwan National Cheng Chi University in 1968. He was the General Manager of Tianjin Tingyi International Food Co., Ltd from 1993 to 1995. Prior to joining the Group, he worked for Taiwan Semiconductor Co., Ltd as the Manager of the Financial Department. He is the deputy chairman of both the Tianjin Association of Enterprise with Foreign Investment, the Tianjin Taiwan-Invested Enterprises Association and the Chairman of the International Chamber of Commerce of Tianjin Economic-Technological Development Area.

高階主管(續)

林清棠，現年53歲，本集團財務長。於一九九五年十月加入頂新集團，任杭州康蓮公司副總經理、其後出任杭州頂益國際食品有限公司總經理、杭州頂津食品有限公司總經理、飲品事業群總經理之職。在進入本集團之前，曾任台灣雀巢公司會計部經理及台灣、廣州美國通用食品公司財務/管理部協理、總會計師等職務。林氏於一九七二年畢業於台灣東吳大學。

長野輝雄，現年55歲，於二零零零年二月由三洋食品株式會社聘請，同年三月派往本集團，出任財務長室高級顧員。彼於一九七二年畢業於日本一橋大學經濟系，同年進入富士銀行，長期從事金融工作，有着豐富的國際金融經驗，在富士銀行服務逾二十九年。

吳文聰，現年47歲，本集團總部資訊系統推進小組主管，於一九九四年五月加入本集團。吳氏於一九九三年畢業於台灣淡江大學管理科學研究所，主修會計、税務及財務管理。曾任南僑化學工業(股)公司助理經理、南僑食品(股)公司會計主任、可口企業(股)公司會計主任、頂宏國際(股)公司會計經理及統一百事可樂(股)公司會計長。

吳茂森，現年50歲，本集團人力資源室總監，於一九九六年一月加入本集團工作，曾任天津頂園公司總經理、糕餅事業群副總經理。之前，任職於台灣陸友食品有限公司及中國鋼鐵公司。畢業於台灣東吳大學企管系，曾赴德國進修18個月。

Head Office Management *(Continued)*

Frank Lin, aged 53, is the Chief Financial Officer of the Group. He joined Ting Hsin Group in October 1995 as the Vice President of the Hangzhou Comely Foods International. Prior to his current appointment, he was the General Manager of Hangzhou Tingyi International Food Co., Ltd, General Manager of Hangzhou Tingjin International Food Co., Ltd. and President of beverage business. Prior to joining the Group, he was the Manager of the Accounting Department for Nestle Taiwan Group and the Director of the Management Department and Chief Accountant for General Food, Taiwan and Guangzhou. He graduated from Soochow University in Taiwan in 1972.

Teruo Nagano, aged 55, has been employed by Sanyo Foods Co., Ltd. since February 2000 and joined the Group in March 2000 as the Senior Advisor to the office of the Chief Financial Officer. After graduating from Hitotsubashi University of Economics, he joined Fuji Bank and worked there for over 29 years. He has substantial working experience in the financial industry and has comprehensive knowledge of the international financial markets.

Wilson Wu, aged 47, joined the Group in May 1994 and is the head of Information Technology System Propelling Team. He graduated from the Management Science Institute, Tam Kang University in Taiwan in 1993, majoring in accounting, taxation and financial management. Prior to joining the Group, he was Assistant Manager of Nanchow Chemical Industrial Co., Ltd., Assistant Accounting Manager of Nacia Food Co., Ltd., Accounting Manager of Lucky Enterprises Corporation, Accounting Manager of Decent T & H International Food Co., Ltd. and the Financial Controller of President Pespi Cola Co., Ltd.

Wu, Mao-Sen, aged 50, joined the Group in January 1996, is the Chief Human Resources Officer. Prior to his current appointment, he was the General Manager of Tianjin Tingyuan Food Co., Ltd. and the Senior Vice President of the Bakery & Confectionery business. Prior to joining the Group, he worked with Taiwan Lu You Food Company and China Steel Corp. Mr. Wu graduated from Soochow University and studied in Germany for 18 months.

高階主管（續）

李家群，現年45歲，集團總部總裁室經營規劃組副總經理，負責集團策略規劃、新事業發展。於一九九六年加入本集團，歷任本集團制度管理與新事業規劃主管、流通事業部副總經理，頂通物流總經理，完成集團制度與物流事業整合。之前曾在長榮關係企業11年，歷任營業與行政部門主管。台灣交通大學運輸工程與管理學系畢業，台灣中原大學企管研究所畢業，並取得工商管理碩士學位。此外，還取得由台灣的中國生產力中心授證的"品質管理師"的顧問資格。

滕鴻年，現年44歲，本集團總裁室副總經理，負責公共關係。於一九九一年三月加入頂新集團，先後擔任濟南頂利食品有限公司總經理、廣州頂益國際食品有限公司總經理、天津頂益國際食品有限公司總經理、青島頂益食品有限公司總經理。在進入頂新集團前，曾服務於台灣掬水軒食品公司、台灣卜蜂集團，長期負責行銷規劃及業務推廣工作。滕氏於一九八三年畢業於台灣中國文化大學，主修經濟。

陳慶祚，現年47歲，本集團總部總裁室工程管理組副總經理，負責本集團內部新建工程建設，輔導各廠改擴建工程，審核工程造價預／決算。於一九九四年七月加入本集團，曾任本集團營建中心協理，頂新國際工程顧問有限公司總經理，天津頂雅房地產開發有限公司總經理。一九八九年獲美國喬治華盛頓大學工程管理碩士學位，在進入本集團前，曾擔任台北鐵路地下化工程處技術員，中國生產力中心工程師，桃園立國建設工務科科長，中華航空公司企劃工程師。

Head Office Management *(Continued)*

Lee Chia-Chun, aged 45, Senior Vice President of the CEO office who is in charge of Corporate Strategic Planning and New Business Development. He joined the Group since July, 1996, worked as the manager of Management System Section, New Business Development Dept.; Vice President of Logistic Dept., General Manager of Tingtong Logistic Company. He accomplished the integration of the Group's management systems and logistic resource to establish the Group's logistic company in the PRC during the period. Before joining the Group, he worked in an affiliated company to the Evergreen Marine Shipping Company for 11 years and in charge of businesses and administration. He graduated from Taiwan National Chiao Tong University majoring in transportation engineering project and management and the Institute of Management of Taiwan Chung Yuan Christian University with master degree in business administration. He was also awarded the qualification as "Consultant of Total Quality Management" by The China Productivity Center of ROC in Taiwan.

Teng Hung-Nieng, aged 44, is the Senior Vice President of the CEO office and responsible for the public relations affairs. He joined Ting Hsin Group in March 1991. He has been the General Manager of Jinan Tingli Food Co., Ltd., Guangzhou Tingyi Int'l Food Co., Ltd., Tianjin Tingyi Int'l Food Co., Ltd. and Qingdao Tingyi Food Co., Ltd. Prior to joining Ting Hsin Group, he worked for Taiwan CSC Food Corp. and Taiwan CP Group and was responsible for the works on sales and marketing for a long period of time. He graduated from the Economic Department of Chinese Culture University in Taiwan with expertise in economics.

Chen Ching-Tso, aged 47, is the Senior Vice President of the project management team for the CEO office at the Group's headquarters and responsible for the construction of new projects within the Group, assisting the factories in renovation and expansion projects and reviewing the budget costing of construction projects. He joined the Group in July 1994. He has been the Assistant General Manager of the Group's construction centre, General Manager of Tingxin Int'l Engineering Consultant Co., Ltd and Tianjin Dingya Property Development Co., Ltd. He obtained a Master Degree in Engineering Administration from George Washington University in the United States. Prior to joining the Group, he worked as a technician for the engineering office of Taipei Railway Underground Project, an engineer of China Productivity Centre, a section head of the engineering service section of Li-Guo Construction and Real Estate Co., Ltd. and a corporate planning engineer of China Airlines.

高階主管(續)

鐘中林，現年42歲，現任方便食品事業群總經理。於一九九四年十二月加入本集團，任天津頂益國際食品有限公司營業經理、行銷協理，其後出任瀋陽頂益國際食品有限公司及天津頂益國際食品有限公司總經理等職。一九八四年畢業於台灣交通大學管理科學學系。在進入本集團前曾任松崗電腦公司管理部經理，森中行貿易有限公司副總經理。

曹生麟，42歲，現任糕餅事業群總經理。於一九九三年十月加入本集團，出任天津頂益國際食品有限公司營業部門主管，後任重慶頂益兼武漢頂益總經理。曹氏畢業於輔仁大學食品營養系，之前曾任職於台灣雀巢公司、聯合利華及聯蓬食品等公司。

葉東峰，現年59歲，本集團配套事業群總經理，於一九九八年三月加入本集團，出任方便麵業務副總經理並於同年五月主管配套事業群，內容有：軟性包材、紙器、乾燥農產品、機械、房地產、土木建築、工程顧問，物業管理、物流等業務。葉氏畢業於中原大學，曾任職於三陽金屬(股份有限)公司十一年，好潔工業(股份有限)公司十六年，於好潔任職副總經理兼總廠長，擁有二十八年之經營管理經驗，對於各種功能業務管理均有非常顯著之管理績效。

Head Office Management *(Continued)*

Mr. Eric Chung, aged 42, is the President of the Group's Instant Noodle Business. He joined the Group in December 1994 as sales manager of Tianjin Tingyi Int'l Food Co., Ltd. Prior to his current appointment, he was the Head of Marketing of Tianjin Tingyi, General Manager of Shenyang Tingyi Int'l Food Co., Ltd. and Tianjin Tingyi Int'l Food Co., Ltd. He graduated from Taiwan National Chiao Tong University majoring in Management Science. Prior to joining the Group, he was the Manager of the Management Department for Sor Kang Computer & Software Co., Ltd. and the Deputy General Manager for Shen Chung Hang Trading Co., Ltd.

Jerry Tsao, aged 42, is the President of the Group's Bakery and Confectionary Business. He joined the Group in October 1993 as Head of Sales Department of Tianjin Tingyi Int'l Food Co., Ltd. Prior to his current appointment, he was the General Manager both of Chongqing Tingyi Int'l Food Co., Ltd and Wuhan Tingyi Int'l Food Co., Ltd. Mr. Tsao graduated from Nutrition on Food Science Department of Taiwan Fu-Jen University. Prior to joining the Group, he worked for Nestle Taiwan Group, Uniliver Taiwan and Wellroc Taiwan Ltd.

Yeh Tung-Fong, aged 59, is the President of the supporting industry business. He joined the Group in March 1998 as the Deputy General Manager of instant noodle business and was placed in charge of the supporting industry business in May of the same year. The main lines of the supporting industry business include, among others, flexible package, corrugated box, dehydrated vegetable, machinery, real estate, engineering construction, engineering consultant, estate and property management and logistics business etc. He graduated from Chung Yuan Christian University in Taiwan. He was employed at Sangyang Material Co., Ltd. for 11 years and Hawley and Hazel Taiwan Corp. for 16 years as the Deputy General Manager and Plant Manager, respectively. He has 28 years' experience in operation and management and has achieved very obvious management results in various functional business management.



集團結構 Group Structure

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

Instant Noodle 方便食品事業群

- Tianjin Tingyi International Food Co., Ltd. 天津頂益國際食品有限公司
- Tianjin Tingyu International Co., Ltd. 天津頂育國際食品有限公司
- Guangzhou Tingyi Food Co., Ltd. 廣州頂益食品有限公司
- Hangzhou Tingyi Food Co., Ltd. 杭州頂益食品有限公司
- Hangzhou Tingyu Food Co., Ltd. 杭州頂育食品有限公司
- Master Kong (Hangzhou) Convenient Food Co., Ltd. 康師傅（杭州）方便食品有限公司
- Chongqing Tingyi Food Co., Ltd. 重慶頂益食品有限公司
- Shenyang Tingyi International Food Co., Ltd. 瀋陽頂益國際食品有限公司
- Wuhan Tingyi Food Co., Ltd. 武漢頂益食品有限公司
- Xian Tingyi Food Co., Ltd. 西安頂益食品有限公司
- Harbin Tingyi Food Co., Ltd. 哈爾濱頂益食品有限公司
- Hangzhou Tingchun Seasoning Co., Ltd. 杭州頂淳調味料有限公司
- Fujian Tingyi Food Co., Ltd. 福建頂益食品有限公司
- Qingdao Tingyi Food Co., Ltd. 青島頂益食品有限公司
- Master Kong (Kunming) Convenient Food Co., Ltd. 昆明頂益食品有限公司
- Xingjiang Tingyi Food Co., Ltd.* 新疆頂益食品有限公司
- Master Kong (Taiwan) Foods Co., Ltd.* 台灣康師傅食品股份有限公司

Bakery and Confectionery 糕餅事業群

- Tianjin Tingyuan Food Co., Ltd. 天津頂園食品有限公司
- Guangzhou Tingyuan Food Co., Ltd. 廣州頂園食品有限公司
- Hangzhou Tingyuan Food Co., Ltd. 杭州頂園食品有限公司
- Hangzhou Zhenbaozhu Food & Package Co., Ltd. 杭州珍寶珠食品有限公司

Beverage 飲品事業群

- Tianjin Tingjin Food Co., Ltd. 天津頂津食品有限公司
- Guangzhou Tingjin Food Co., Ltd. 廣州頂津食品有限公司
- Wuhan Tingjin Food Co., Ltd. 武漢頂津食品有限公司
- Hangzhou Tingjin Food Co., Ltd. 杭州頂津食品有限公司
- Chongqing Tingjin Food Co., Ltd.* 重慶頂津食品有限公司
- Xian Tingjin Food Co., Ltd.* 西安頂津食品有限公司
- Shenyang Tingjin Food Co., Ltd. 瀋陽頂津食品有限公司
- Xingjiang Tingjin Food Co., Ltd.* 新疆頂津食品有限公司
- Kunming Tingjin Food Co., Ltd. 昆明頂津食品有限公司
- Ha'erbin Tingjin Food Co., Ltd.* 哈爾濱頂津食品有限公司
- Qingdao Tingjin Food Co., Ltd.* 青島頂津食品有限公司
- Fujian Tingjin Food Co., Ltd. 福建頂津食品有限公司
- Master Kong (Guangzhou) Beverage Co., Ltd. 康師傅（廣州）飲品有限公司

* Direct translation of registered name in Chinese
公司之英文名稱乃由註冊中文名稱直接翻譯而成

康師傅控股有限公司

Supporting Industry 配套事業群

- Xing Hua Dinglang Dehydrate Foods Co., Ltd. 興化頂芳脫水食品有限公司
- Tianjin Tingjia Machinery Co., Ltd. 天津頂嘉機械有限公司
- Tianjin Tingquan Properties Management Co., Ltd. 天津頂全物業管理有限公司
- Tianjin Dingya Property Development Co., Ltd. 天津頂雅房地產開發有限公司
- Guangzhou Dingya Real Estate Development Co., Ltd. 廣州頂雅房地產開發有限公司
- Tianjin Tingxin International Engineering Consultant Co., Ltd. 天津頂新國際工程顧問有限公司
- Tingtong (Cayman Islands) Holding Corp. 頂通（開曼島）控股有限公司
  - Shanghai Tingtong Logistics Co., Ltd 上海頂通物流有限公司
  - Guangzhou Tingtong Logistics Co., Ltd. 廣州頂通物流有限公司
  - Beijing Tingtong Logistics Co., Ltd 北京頂通物流有限公司
  - Chongqing Tingtong Logistics Co., Ltd. 重慶頂通物流有限公司
  - Shenyang Tingtong Logistics Co., Ltd 瀋陽頂通物流有限公司
- Tianjin Tingfung Starch Development Co., Ltd. 天津頂峰澱粉開發有限公司

Others 其他

- Tingzheng (Cayman Islands) Holding Corp. 頂正（開曼島）控股有限公司
  - Tianjin Tingzheng Print & Packing Material Co., Ltd. 天津頂正印刷包材有限公司
  - Hangzhou Tingzheng Print & Packing Material Co., Ltd. 杭州頂正印刷包材有限公司
  - Tianjian Ting Sheng Plastic Products Co., Ltd. 天津頂盛塑膠制品有限公司
  - Tiangjian Sheng Xiang Plastic Products Co., Ltd. 天津盛祥塑膠制品有限公司
- Tingyi (BVI) International Co., Ltd. 頂益（英屬處女島）國際有限公司
- Tingyi (Cayman Islands) Holding Corp. Taiwan Branch 頂益（開曼島）控股有限公司台灣分公司
- Kon Yuan Corporation* 康遠股份有限公司
- Kon Chuan Corporation* 康權股份有限公司
- Kon Jun Corporation* 康俊股份有限公司
- Wei Chuan Foods Corporation 味全食品工業股份有限公司
- Tianjin Tingyu Consulting Co., Ltd. 天津頂育諮詢有限公司
- Ting Chieh (Cayman Islands) Holding Corp. 頂杰（開曼島）控股有限公司
- Tinghao (Cayman Islands) Holding Corp. 頂好（開曼島）控股有限公司
  - Tianjin Tinghao Oil & Fat Co., Ltd. 天津頂好油脂有限公司
- Yishin (Cayman Islands) Holding Corp. 頂新（開曼島）控股有限公司
  - Tianjin Yihsin Packing Plastic Co., Ltd. 天津頂新塑料包裝有限公司
- Hangzhou Wei-Quan Food Co., Ltd. 杭州味全食品有限公司
- Wei Chuan (Anji) Dairy Farm Co., Ltd.* 味全（安吉）乳品專業牧場有限公司
- Master Kong (HK) Trading Co., Ltd. 康師傅（香港）貿易有限公司

業務回顧 Business Review

二零零三年度中國雖然發生非典型肺炎事件及水災肆虐，但國民生產總值(GDP)持續成長，較去年上升9.1%，加上中國政府於二零零三年三月通過新的農村土地合同法，除令消費群體擴大外，同時亦刺激由低到中高檔消費品的需求，於二零零三年，中國的社會消費品零售總額亦較去年增長9.1%。

Although there were the SARS outbreak and floods in the PRC in 2003, the PRC's gross domestic products (GDP) in the year 2003 still achieved a growth of 9.1%. In addition, the Rural Land Contracting Law effected in March 2003 by the PRC government could widen consumer base and stimulate consumption demand growth for low to mid-high end consumer products. The total amount for retail market in the PRC in 2003 also increased by 9.1% from the previous year.

回顧本集團於二零零三年的總營業額為12.607億美元，較去年同期上升14.6%、方便麵、飲品及糕餅的營業額分別較去年同期上升22.9%、6%及-15.9%；而於第四季本集團的整體銷售較去年同期上升33%，達306,943千美元，主要來自於方便麵及飲品的銷售，分別成長30.2%及92.4%至220,387千美元及59,459千美元。

In 2003, the Group's turnover was US$1,260.7 million, an increase of 14.6% over 2002. The growth rates for turnover of instant noodle, beverage and bakery were 22.9%, 6.0% and -15.9% respectively. In the fourth quarter, the Group's turnover was US$306.943 million, 33.0% higher than the same period last year. The increase was mainly from the growth in sales by 30.2% to US$220.387 million in instant noodle business and 92.4% to US$59.459 million in beverage business.



中國方便麵
市場佔有率
Instant Noodle Market
Share of the PRC
市場佔有率 (%)
Market Share (%)
50
45
40
35
30
25
20
15
10
5
0
32.6
14
12.3
43.5
15.9
10.6
銷售量
Volume
銷售額
Sales
康師傅
Tingyi
統一
Uni-President
華龍
Hualong



中國包裝茶飲品
市場佔有率
RTD Tea Market
Share of the PRC
市場佔有率 (%)
Market Share (%)
50
45
40
35
30
25
20
15
10
5
0
45.9
25
10.1
47.2
24.6
9.8
銷售量
Volume
銷售額
Sales
康師傅
Tingyi
統一
Uni-President
娃哈哈
Wahaha



中國果汁飲料
(果汁含量6-39%)
市場佔有率
Juice Drink
(6-39% Juice Content)
Market Share of the PRC
市場佔有率 (%)
Market Share (%)
50
45
40
35
30
25
20
15
10
5
0
31.7
23.4
11.9
30.9
22.7
13.4
銷售量
Volume
銷售額
Sales
康師傅
Tingyi
統一
Uni-President
可口可樂
CoCa-Cola

資料來源： AC Nielsen零售研究報告～二零零三年十二月份／二零零四年一月份

Sources: *AC Nielsen SCAN TRACK EXPRESS ~ December 2003/ January 2004.*

年內，主要原材料價格暴漲，棕櫚油、PET膠粒之漲幅分別為15%及20%以上，至第四季麵粉亦較前三季上升15%，導致本集團全年的整體毛利率下降6.0百分點至27.9%；其他淨收入達18,792千美元，較去年同期下跌35.5%；分銷成本較去年增加17.3%至248,318千美元，主要來自廣告及宣傳活動開支的上升，本集團認為廣告及宣傳的花費是對「康師傅」品牌的長期投資，目的在鞏固品牌力度及本集團產品之市場地位；財務費用較去年下降21.6%至20,757千美元，主要是由於利率下調所致；扣除利息、稅項、折舊及攤銷前盈利(EBITDA)為139.803千美元，較去年下降26.5%；期內股東應佔溢利為35,816千美元，每股盈利0.64美仙，較去年下降60.6%。

During the year, the prices for the Group's core materials, such as palm oil and PET plastic materials have increased by more than 15% and 20% respectively. In the fourth quarter, flour price also increased by 15% when compared to the price in the first three quarters. As a result, the Group's gross margin declined by 6.01pp to 27.9%. Other net income was US$18.792 million, decreased by 35.5% from 2002. Distribution costs rose by 17.3% to US$248.318 million mainly due to the increase in expenses for the advertising and promotion activities. The expenditure in advertising and promotion is an essential and long-term investment for the brand of Master Kong to establish and strengthen the Group's market position. Due to the lower interest rate, the Group's finance cost decreased by 21.6% to US$20.757 million. Earnings before interest, tax, depreciation and amortisation (EBITDA) was US$139.803 million, dropped by 26.5%. The profit attributable to shareholders for the year 2003 was US$35.816 million, representing earnings per share of US0.64 cents and a decline by 60.6% from previous year.

Instant Noodles Business

方便麵業務


面霸
福滿多

方便麵業務

二零零三年對方便麵事業來說，是危中見機的一年，從生產方面看，方便麵主要原材料棕櫚油價格全年維持於高位，較二零零二年之平均採購價上升15%以上；至第四季麵粉價格亦較前三季上升15%，直接對毛利構成重大擠壓。然而，從銷售方面看，第二季非典型肺炎肆虐期間，由於消費者減少出外活動及進食，因而對方便麵的需求大大增加，導致本集團於淡季仍然錄得極亮麗的銷售佳績。至第四季麵粉供應緊張，部份小型工廠更因此而需要於旺季停產，慶幸本集團有良好的採購制度，令期內生產正常，加上靈活的市場策略，以及杭州、廣州、武漢及台灣廠的擴產，石河子、昆明二廠的投產，造就方便麵全年的銷售額較去年上升22.9%至783,441千美元，佔本集團總營業額的62.1%，成長主要來自高價碗麵及低價袋麵，高價袋麵的升幅則較為遜色，這也是中國整體方便麵市場的趨勢。

Instant Noodle Business

The Group's instant noodle business faced both chances and challenges during the year. In production side, price for palm oil, which is the core material of instant noodle, maintained at a high level for the whole year, more than 15% increase when compared to average purchase price in 2002. In the fourth quarter, flour price increased by 15% when compared to the first three quarters. Those price fluctuations significantly squeezed the gross margin. In sales side, during the SARS outbreak in the second quarter, less outdoor activities and consumption in restaurant led to sharp increase in the demand for instant noodle. As a result, the sales for the Group's instant noodle had an excellent performance during the low season. In the fourth quarter, due to the shortage of flour supply, some small instant noodle factories had to terminate their operation during high season. Thanks for the good purchasing system of the Group, the operation for the Group's instant noodle business maintained uninterrupted. Coupled with the flexible marketing strategy, expansion in production capacity of the factories in Hangzhou, Guangzhou, Wuhan and Taiwan and the commencement of production by the factories in Shiheji and Kunming, sales for the Group's instant noodle for the year reached US$783.441 million, a 22.9% higher than 2002 and amounted to 62.1% of Group's turnover. The growth was mainly from both sales for high-end bowl noodles and low-end packet noodles. The sales growth for high-end packet noodles would be slowdown. This trend is same as the development of the PRC instant noodle market.

目前中國人均消耗方便麵為十六包，相較日本、台灣的四十包以上，尚有巨大的發展空間，康師傅於中高價方便麵市場已奠定較穩固的市場地位；為進一步加強本集團於佔有中國方便麵市場72%的低價麵市場的競爭力及發展潛力，於二零零三年十二月與產銷低價麵為主的河北中旺集團協議成立「河北三太子實業有限公司」，本集團出資人民幣二億五千萬元並佔合資公司的50%股權，此合作主要是要借助中旺集團對低價麵市場運作的經驗、於農村城鎮的銷售渠道以及對農村消費者心態的掌握等強項。相信透過這強強聯手，將可達到雙贏局面，並進一步鞏固本集團於中國方便麵市場的領導地位。

The PRC instant noodle market still has a huge potential to develop since on a per capita basis, the consumption in Japan and Taiwan was more than 40 packs and the PRC consumers only consumed 16 packs per year. Master Kong has a strong market position in high-end instant noodle market at present. To further enhance the Group's market share in the low-end noodle market which represents 72% of the total PRC instant noodle market, in December 2003, the Group entered into the agreement with Hebei ZhongWang Group which is mainly producing low-end instant noodles and would establish a joint venture company called The Third Prince (Santazi) Company Limited Hebei. The Group would invest Rmb250 million and will own 50% interest of the joint venture company. The Group will make use of ZhongWang's advantage such as its experience in low-end noodle market operation, sales network around rural farmers market and the knowledge in rural consumers behaviour. It will generate benefits for both parties when these two strong players joined together and also may further strengthen the Group's leader position in the total PRC instant noodle market.

年內除於原系列產品上增加多種新口味外，並推出「隨心杯」杯麵及拌麵系列，均廣受消費者歡迎，據AC Nielsen二零零三年十二月／二零零四年一月的報告指出，康師傅方便麵於銷售量與銷售額的市場佔有率分別為32.6%及 43.5%，去年同期為27.8%及39.6%。此外，據AC Nielsen二零零三年十二月報告所得，康師傅方便麵於進入台灣市場才一年，已取得台灣方便麵市場17%的市場佔有率。

During the year, the Group has launched different new flavours under existing series. Mini Cup noodles and Flied noodle series all were welcome in the market. According to AC Nielsen, for the period of December 2003 to January 2004, the Group gained 32.6% market share by volume and 43.5 % market share by sales value in the PRC instant noodle market, market shares in the last corresponding period were 27.8% by volume and 39.6% by sales value. In addition, according to AC Nielsen, in December 2003, based on volume, Master Kong has gained 17% market share in Taiwan instant noodle market after entered into the market for one year.

方便麵業務全年的毛利率較去年下跌5.1百分點至21.2%，主要是因為原材料價格上升、新投產的工廠未達規模經濟效益、低毛利低價袋麵的升幅大於高毛利的中高價方便麵之升幅，以及容器麵更換包裝材料所致。方便麵業務之股東應佔溢利為45,093千美元，較去年下跌34.2%，主要是由於毛利下跌及廣告宣傳費用增加所致。

During the fiscal year 2003, the gross margin of instant noodle dropped by 5.1pp to 21.2%. The decline was mainly because (1) the price of raw materials increased; (2) new factories have not achieved the economies of scale;(3)the growth from the low-margin low-end noodle was bigger than the growth from the higher margin mid-to-high-end noodle and (4) the bowl noodle package was changed. Profit attributable to shareholders for instant noodle business was US$45.093 million, dropped by 34.2% mainly because of the decline in gross profit and the increase in advertising and promotion expenses.

Berverage Business 飲品業務



优健美
100%

飲品業務

因應飲品市場快速的成長，本集團於年內新增的二十七條PET飲品生產線安排於第二及第三季分批投產，以應付旺季的需求，但因非典型肺炎、涼夏及水災接踵而來，令以戶外消費為主體的飲品銷售大受影響，加上主要原材料PET粒子的價格暴升，令本集團的飲品事業內外受壓，經營環境非常艱困。然而，本集團於華東及華南地區的營運仍保持不錯的成長，並進一步提升康師傅飲品在這些區域的市場地位。為持續品牌的經營，於非典型肺炎期間本集團仍保留大部份的廣告安排，藉前期廣告投資累積的品牌宣傳效益，並透過包裝延伸，如家庭裝果汁的推出，以及熱飲策略的成功，雖步入飲品傳統淡季的第四季，銷售額仍較去年同期大幅上升92.4%至59,459千美元，惟無法彌補第二、三季的落差，致全年銷售額僅微升6.0%至379,112千美元，佔本集團總營業額的30.0%。年內，除針對消費者健康意識的增強，加強果汁、綠茶和無糖茶飲品等健康利益點的溝通外；更針對旗艦產品康師傅冰紅茶、綠茶及果汁明星產品鮮の每日C果汁系列，持續以廣告與促銷的投資，展開產品主題性消費者促銷及大型音樂事件行銷活動，

Beverage Business

In view of the fast growing beverage market and to ensure enough supply during high seasons, the Group has added 27 new production lines for PET drinks and those lines have commenced production within the second and third quarters. Unfortunately, the outbreak of SARS, cooler summer and the floods had sigificantly affected the sales of package drinks which are mainly consumed in outdoor. In addition, the price for PET plastic materials has increased sharply. The Group's beverage business experienced a very difficult year. However, the Group's beverage products have good sales in the south-eastern and southern part of the PRC and further extended the market share in these two areas. During the outbreak of SARS, the Group maintained most of the advertising plan. Because of this accumulated investment in brand, the successful strategy of "New Package Line Extension" such as the launch of family size juice drinks and "Hot Drinks", beverages sales have a significant growth of 92.4% to US$59.459 million during the low season in the fourth quarter. Nevertheless, the good sales in the fourth quarter could not cover the falls during the high season in the second and third quarters so that the sales for the year only increased slightly by 6.0% to US$379.112 million when compared to 2002 and amounted to 30.0% of the Group's total turnover. As consumers take more care of their health than before, the Group has highlighted the concepts of health for juice, green tea and non-sugar tea drinks. To achieve the goal of enhancing the image for the leader brand and consumer favorite in Master Kong beverage and then to further increase both the sales and market share,



以強化領導品牌形象及提高消費者喜好度，並進一步擴大銷售及市場佔有率。據AC Nielsen二零零三年十二月／二零零四年一月調查結果顯示，「康師傅」茶飲品於中國即飲茶市場於銷售量及銷售額之佔有率分別為45.9%及47.2%，居市場第一位；而果汁飲品於稀釋果汁市場於銷售量及銷售額之佔有率分別為23.4%及22.7%，居市場第二位。

the Group has maintained the investment in advertisement and promotion for the Group's core beverage "Master Kong Iced Tea", "Master Kong Green Tea" and "Fresh Daily C" juice drink series through "Thematic Consumer Promotion" and "Major Musical Event Campaign". According to AC Nielsen, for the period of December 2003 to January 2004, the sales volume and value of Master Kong tea drinks gained a share of 45.9% and 47.2% in the PRC RTD tea market respectively, being the leader brand in the market. The market share of the diluted juice drinks was 23.4% by sales volume and 22.7% by sales value, being the second leading one in the market.

期內推出的新產品包括水晶葡萄果汁、無糖綠茶優健美及礦物質水，冷藏飲品系列方面，年內推出的乳酸飲品「優酪乳」快速被消費者接受，與100%每日C鮮果汁於大上海區已成為家傳戶曉的高質健康飲品。

During the period, the Group launched juice drinks with white grape flavour, "Ur Tea" non-sugar green tea and "Mineralized Water". For the refrigerated drinks, the Group launched "Wei Chuan Yogurt Drink" and was welcome in the market. Together with the "100% Daily C Juice", these products are being the popular high quality healthy drinks in the greater Shanghai area.

二零零三年飲品的毛利率為40.7%，較去年同期下降5.2百分點，主要是原材料膠粒價格，於年內上升20-40%，生產設備未被充分利用以及市場競爭激烈，產品價格下調所致。飲品業務之股東應佔溢利為6,892千美元，較同期下跌85.0%，溢利大幅下跌主要是由於銷售未如理想，毛利下降以及廣告宣傳費用增加所致。

During the fiscal year 2003, the gross margin of beverage business fell by 5.2pp to 40.7% from previous year, mainly because (1) price increased by 20-40% for core raw material PET plastic materials within the year; (2) production lines have not been fully utilized and (3) product price decreased due to keen competition in the market. Profit attributable to shareholders was US$6.892 million, dropped by 85.0% from a year ago mainly because of the below expectation sales, a decline in gross profit and increase in advertising and promotion expenses.

為進一步加強本集團於快速成長的中國飲品市場長遠的經營實力，於二零零三年十二月二十七日由朝日及伊藤忠合組的AI Beverage簽訂協議，本集團將轉讓飲品業務49.995%股權予AI Beverage。以共同經營此一巨大，快速成長且又非常競爭激烈的市場。透過此交易本集團可借助各合作夥伴的專業技術及實力，顯著提高本集團於產品開發、製造、原料採購及整體業務管理之競爭力，為本集團於中國飲品市場的長遠發展注入強心針。

To further strengthen the ability for the Group's development in the PRC fast growing beverage market, on 27 December 2003 the Group entered into the agreement with AI Beverage in relation to the co-operation with Asahi and Itochu in the beverage business in the PRC. Pursuant to the agreement, the Group will transfer 49.995% shares of the Group's beverage business to AI Beverage, a joint venture company of Asahi and Itochu to work together to operate in this fast growing and huge but competitive beverage market. Through the co-operation, the Group can leverage on the partners' respective expertise and strengths to significantly enhance its competitiveness in product development, manufacturing, raw material procurement and overall business management. The co-operation is clearly a big support for the Group's long term development in the PRC beverage market.



Bakery Business 糕餅業務



糕餅業務

二零零三年糕餅業務之營業額為72,573千美元，相比去年同期下降15.9%，佔本集團總銷售額的5.8%，由於糕餅產品週期較短及替代性高，本集團的糕餅業務表現未如理想；惟妙芙蛋糕與蛋酥卷的銷售相對較好，主力產品3+2蘇打夾心於九月起採用代言人廣告策略奏效，銷售明顯好轉。年內，新產品蛋黃也酥酥的推出，廣受消費者歡迎，與策略夥伴合作的產品巧芙派及珍寶珠捧捧糖，正逐步建立市場地位。據AC Nielsen二零零三年十二月／二零零四年一月調查所得，「康師傅」於中國夾心餅市場之銷售量及銷售額之佔有率分別為20.0%及24.4%。

由於中國糕餅市場朝向多元化發展，因此本集團已暫停此業務的資本投資，並善用現有之機械設備生產不同口味的產品，以增加消費者的選擇。此外，本集團亦將持續透過尋找合適的策略聯盟，以康師傅的品牌及銷售網絡銷售，藉以增加康師傅產品的品項。

Bakery Business

In 2003, turnover for bakery business amounted to US$72.573 million, dropped by 15.9% from previous year and representing 5.8% of the Group's total turnover. The sales decline was because the life cycle for bakery is shorter than the other products and there was high replacing possibility in bakery products. However, Muffin and Egg Rolls maintained good performance. From the beginning of September, the sales strategy of "Celebrity" for the core product "3+2" sandwich cracker was successful and had improved sales. During the year, new product "Sweet Yolk Biscuit" has been well received by the market and the chocolate wafer and lottery pop which were produced by our strategic alliances have gradually built up the foundation in the market. According to AC Nielsen, based on sales value, for the period from December 2003 to January 2004, Master Kong's sandwich crackers gained 20.0% market share by volume and 24.4% market share by value in the PRC sandwich crackers market.

In view of the development of the PRC's bakery market towards diversity, the Group has suspended capital investment in bakery business and added more favours by using the existing production lines. To make use of Master Kong's brand and sales channel, the Group will continue to seek for strategic partners to enhance the product mix for the Group's bakery products.

年內，糕餅業務之毛利率為32.4%，相較去年同期下降0.4百分點，毛利率下跌主要因為設備使用率偏低及高毛利率產品銷售不理想所致，糕餅業務之股東應佔虧損為7,454千美元，去年虧損為5,074千美元。

During the fiscal year 2003, the Group's gross margin of bakery business was 32.4%, dropped by 0.4pp when compared to the same period in 2002 mainly because the utilization rate for production lines was low and the sales for high margin products were under-performed. Loss attributable to shareholders was US$7.454 million and last year was US$5.074 million.

配套業務

為了進一步強化本集團物流實力，本集團於二零零四年三月二十六日與伊藤忠達成協議，本集團將出售轄下從事物流服務的頂通49.99%的股份予伊藤忠，藉此以強化兩個集團在中國的物流整合，獲取更大的經營效益。

Supporting Business

The Group entered into an agreement in relation to the co-operation with Itochu to form a strategic partnership in logistics business in the PRC on 26 March 2004. With the agreement, the Group will transfer 49.99% interest in Tingtong to Itochu. Tingtong is the Group's wholly-owned subsidiary and engaged in logistics services. The Group believes that the co-operation will benefit the two groups' operation in the PRC logistics industry.

財務分析

本集團的財務結構保持穩健，對應收帳款和存貨的有效控制，使得本集團的現金流量穩定成長，於二零零三年底持有之手頭現金及銀行存款為94,978千美元，較二零零二年同期減少4,935千美元。年內，主要的資本性開支是用於增加膠瓶裝飲品的生產設備；本集團以營業取得的現金和透過長期借貸提供所需資金，於二零零三年十二月三十一日，本集團借款總額為434,770千美元，相較去年增加19.7%，上升71,582千美元。其中長短期貸款比例調整為62%: 38%，去年同期為70%: 30%；本集團主要為現金銷售所形成強大之現金流量，代表本集團無長短期還款壓力。同時，透過本集團主營產品方便麵、飲品及糕餅銷售之季節性差異可互相彌補營運資金之季節性需求，從而使整個集團全年均可保持充足之現金水平。此外，本年度總借貸中人民幣貸款的比例為48%，去年同期為50.3%。由於本集團的交易大部份以人民幣為主而期內人民幣與美元的匯率變動不大，加上本集團已採用「遠匯合同」以減少匯率風險，因此，期內匯率波動未對本集團造成重大影響。本集團於二零零三年十二月三十一日之借貸中以固定利率計息之人民幣借款及可換股債率佔69%，且本集團並無或然負債。

Financing

The Group's healthy finance structure was mainly benefited from the stable cash flow of the Group as a result of the well-controlled accounts receivable and inventory. At the end of 2003, the Group's cash and bank deposits amounted to US$94.978 million, decreased by US$4.935 million from previous year. The main capital outlays were related to expenditure for PET drinks production facilities. These expenditures were financed by operating cash flows and long-term borrowings. At the end of 2003, the Group's total borrowing was US$434.770 million, increased by US$71.582 million and represented an increase of 19.7% from previous year. The Group adjusted the ratio between long-term loans and short-term loans from the previous year's 70%: 30% to 2003's 62%: 38%. As a result of the Group's cash on delivery policy, the Group will not face the repayment problem for long-term and short-term loans. The seasonal difference from the sales between the Group's instant noodle, beverage and bakery business can also maintain the Group's strong cash position. In 2003, the Group's Renminbi debts represented 48% of total debt and at the end of 2002 it was 50.3%. The Group's transactions are mainly denominated in Renminbi and during the period the exchange rate between Renminbi and US dollar remained stable. The Group also used forward exchange contracts to minimize the risk of exchange fluctuations. As a result, there was no significant impact of exchange fluctuations during the year. As of 31 December 2003, Renminbi loan and the convertible bonds with fixed interest rate accounted for 69% of the Group's total borrowing and the Group had no contingent liabilities.

生產規模

年內飲品事業新增的二十七條PET膠瓶裝飲品生產線已於第三季內全線投產，本集團的PET飲料產能已較二零零二年底增加一倍。而此等高效能的生產線可直接減低PET膠瓶的生產成本，進而提高本集團於飲品市場之競爭能力。而於廣州、杭州、武漢及台灣四個方便麵廠增加的新設備，亦已於十月前投產。

此外，本集團在二零零四年計劃動用6,500萬美元的資本投資以配合方便麵業務及冷藏飲品的發展，以及解決現有機械設備的生產瓶頸問題。透過擴大上述的產能，相信可加強本集團於市場的競爭力，相信對本集團銷售的成長有一定的裨益。

銷售網絡

截至二零零三年底，本集團於中國共設有344個營業所及77倉庫，配合49,311個直營零售商的團隊運作，令本集團可更快速的將產品分銷及配送，同時可將新產品準確而迅速地滲透至適當的市場；此外，為配合大賣場及超市等網絡的發展，本集團已加強此等直營網絡的管理及前線人員之培訓，銷售網絡是鞏固本集團業務的命脈，本集團亦將持續優化「通路精耕」的佈局。

Production Scale

The Group has increased 27 production lines for PET beverage and all the lines have been put in production in the third quarter. The Group's production capacity for PET beverage would be doubled as compared to the end of last year. Those new production lines can directly reduce the cost of PET bottles and strengthen the Group's competitiveness in the PRC beverage market. The Group has also increased new production facilities for instant noodle in Guangzhou, Hangzhou, Wuhan and Taiwan and the new facilities have commenced production before October.

In the year 2004, the Group plans to invest US$65 million in instant noodle business and refrigerated drinks business to meet the development requirement and to solve the bottle neck problem for the existing production facilities. The Group believes that those expansion will strengthen the competitiveness of the Group and benefit the growth of the Group's sales.

Sales Network

At the end of 2003, the Group established a team operation with 344 sales offices, 77 warehouses and 49,311 direct retailers in the PRC. With the network, the Group can speed up the distribution and delivery of the Group's products and the products can be launched directly to the appropriate market. In addition, to cope with the development in grand sales market and supermarkets, the Group has strengthened the management of these direct sales networks and the training for frontline staff. The Group will continue to enhance "Better Access, Broader Reach" distribution strategy since the comprehensive sales network is the Group's valuable source.

人力資源

於二零零三年十二月三十一日，本集團共聘用27,803名僱員（二零零二年：26,542名）。本集團向僱員提供具競爭力的薪酬配合，保險及醫療福利以及專業的培訓計劃，二零零三年度本集團共為員工提供921,833小時的培訓課程，透過完善的人力資源管理以期提高僱員對本集團的貢獻。

Human Resources

As of 31 December 2003, the Group employed 27,803 staff (2002: 26,542). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. In 2003, the Group has provided 921,833 training hours to the Group's staff. The Group believes that the perfect management system for human resources will enhance employee's contribution to the Group.

公司管治

最佳應用守則

本集團截至二零零三年十二月三十一日止年度內，除了非執行董事因須按公司章程細則輪席退位而未有指定任期外，本公司一直遵守香港交易所証券上市規則附錄14所載之最佳應用守則。

審核委員會

根據上市規則附錄14最佳應用守則第14條之要求，本集團已於一九九九年九月成立審核委員會，成員包括徐信群及高捷雄兩位獨立非執行董事。該委員會最近召開之會議乃審議本集團年內之業績。

Corporate Governance

Code of Best Practice

Throughout the year, the Company was in compliance with the code of Best Practice as set out in the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules, the Company has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. The latest meeting of the committee was held to review the results of the Group for the year.

展望 Prospects

展望

透過中國政府推行的全民小康政策，將令中國整體零售業及消費支出持續上升，並直接加速方便食品的發展空間。惟市場競爭激烈，導致市場割價情況嚴重，這趨勢將影響本集團產品的調價空間；加上本集團所需原材料之價格持續高企，經營環境極之嚴峻。展望來年本集團將持續善用既有的品牌、行銷及通路優勢，並致力於下列方向的改善以加強績效：

PROSPECTS

The policy of the PRC government to improve the living standard of all citizens will lead to the growth in the total amount for retail market and the consumption demand and enhance the potential for the instant food market. Meanwhile, the Group will experience some difficult conditions such as the severe market competition, price cutting for its products and the price increase of raw materials. In 2004, the Group will continue to make use of the Group's advantages of the brand, marketing and sales network and the strategies are as follow:

事業發展方面：

a) 持續引進國際策略聯盟夥伴，透過強強聯盟的方式，加快產品與資本的累積，強化於中國市場的佔有率。

b) 配合中國市場的深化經營，透過不同的合作方式，持續加強國內產製基地的開發，以迎接市場的龐大需求。

Business Development

1. To expand the market share in the PRC market by introducing strategic international partners to speed up the accumulation of product categories and capital and strengthen the market share in the PRC.

2. To cope with the sizeable market demand by using different ways to accompany with domestic players to strengthen the production base in PRC.

營銷方面：

a) 加強品牌經營，透過多種媒體的整合運用與事件行銷，深化康師傅品牌在消費者的地位。

b) 有效控制行銷成本並加強物流管理；縮短通路夥伴的距離。

c) 透過本集團專業的研發團隊，適時推出具競爭力及高毛利的產品，進一步增加高毛利產品於整體銷售的比重，從而改善本集團的整體毛利。

Sales and Operation

1. To strengthen the brand awareness and expand consumer's mind share through "the Combination of Multi-media" and "Event Campaign".

2. To control marketing cost and strengthen the management of logistics system and keep closer to network partners and consumers.

3. To launch competitive and high margin products in suitable time through the Group's professional and experienced research team and enhance the Group's overall profitability by increasing the ratio of high margin products.

生產方面：

a) 推行品質至上專案，強化日常管理，以優化生產品質，提升人員效率。

b) 二零零三年本集團投資於飲品與方便麵事業上的設備已於十月底全線投產。對二零零四年的投資，本集團將平衡市場成長趨勢及本集團的發展，採取保守而審慎的態度安排。

管理方面：

a) 人才仍是企業的根本，不斷精進人力素質，強化人均效益為績效評核的標準。

b) 持續精進系統，優化SAP效能，整合B2B作業系統，進一步提升系統管理的效率。

本集團深知要在此競爭激烈的市場維持盈利增長，必然充滿挑戰，相信憑藉本集團於中國獲得的品牌與通路優勢，加上清晰的業務發展方向與專精的管理團隊，本集團必能實現繼續為消費者及股東資源增值。透過以上的改善以及策略夥伴的相繼加入，本集團有信心於二零零四年度在營業額及EBITDA爭取雙位數字的成長。

Production

1. To modify product quality by strengthening quality control and improve staff's efficiency by enhancing daily management.
2. In 2003, the Group's facilities for beverage and noodles have fully commenced production by the end of October. For the investment in 2004, the Group will balance the trend of market growth and the Group's development under the arrangement with conservative and cautious approach.

Management

1. To improve the quality for human resources and to strength the average performance per head as the standard of performance evaluation as the Group's foundation will be based on the strength of the human resources.
2. To further enhance the efficiency for system management by strengthening the ability for SAP and modifying the B2B operating system.

The Group understands that the task for continuous profit growth is particularly challenging in the increasingly intense competition market. According to the operating experience in the PRC and advantages from the brand and sales network together with the well-defined business strategies and the professional management teams, the Group would be able to enhance customers' and shareholders' value. Through the above improvements and the alliance with strategic partners, the Group is confident to achieve double digits growth both in the Group's sales and EBITDA in the year 2004.

董事會報告 Directors' Report

董事會現向各位股東提呈其報告及本集團截至二零零三年十二月三十一日止年度之經審核賬目。

The directors submit their report together with the audited financial statements of the Group for the year ended 31 December 2003.

主要業務

Principal Activities

本公司乃一間投資控股、生產及銷售方便麵，其主要附屬公司經營之主要業務載於賬目附註31。

The principal activity of the Company is investment holding, manufacturing and sales of instant noodles. The principal activities of the subsidiaries are set out in note 31 to the financial statements.

本集團之主要業務為在中國製造及銷售方便麵、糕餅及飲品。

The principal activities of the Group are the manufacture and sale of instant noodles, baked goods and beverages in the PRC.

按主要產品劃分之本集團營業額及股東應佔溢利(虧損)之分析列載如下：

An analysis of the Group's turnover and profits (losses) attributable to shareholders by major products is set out below:

		營業額 Turnover		股東應佔溢利(虧損) Profits (losses) attributable to shareholders	
		2003	2002	**2003**	2002
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
方便麵	Instant noodles	**783,441**	637,454	**45,093**	68,475
飲品	Beverages	**379,112**	357,611	**6,892**	45,937
糕餅	Bakery	**72,573**	86,339	**(7,454)**	(5,074)
其他	Others	**25,565**	19,001	**(8,715)**	(18,410)
合計	Total	**1,260,691**	1,100,405	**35,816**	90,928

業績及股息分派

Results and Appropriations

本集團截至二零零三年十二月三十一日止年度之業績詳情載於本年報第46頁的綜合收益表。

The results for the year are set out in the consolidated income statement on page 46.

董事會建議派發末期股息，每股1.13美仙，合共63,152千美元。

The directors recommend the payment of a final dividend of US1.13 cents per ordinary share, totalling US$63.152 million.

儲備

本年度內本集團及本公司之儲備變動詳情載於賬目附註25。

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 25 to the financial statements.

固定資產

有關固定資產之變動，詳情載於賬目附註12。

Fixed Assets

Details of the movements in fixed assets are set out in note 12 to the financial statements.

五年財政摘要

本集團過去五年之業績及資產與負債摘要載於本年報第4及第5頁。

Five Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 4 and 5.

購入、買賣或贖回股份及可換股債券

除載於賬目附註21外，本公司或其任何附屬公司概無購入或買賣本公司任何股份及可換股債券。

Purchase, Sale or Redemption of Shares and Convertible Bonds

Save as set out in note 21 to the financial statements, there were no other purchases, sales or redemptions of the Company's shares and the convertible bonds by the Company or any of its subsidiaries during the year.

銀行及其他借款

本集團及本公司之銀行及其他借款之詳情載於賬目附註21。

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Group and the Company are set out in note 21 to the financial statements.



董事

Directors

本年度內及截至本報告發表日期止之本公司董事為：

The directors of the Company during the year and up to the date of this report are as follows:

執行董事

Executive directors

魏應州
井田毅
吳崇儀
魏應交
吉澤亮
井田純一郎

Wei Ing-Chou
Takeshi Ida
Wu Chung-Yi
Wei Ying-Chiao
Ryo Yoshizawa
Junichiro Ida

獨立非執行董事

Independent non-executive directors

徐信群
高捷雄

Hsu Shin-Chun
Katsuo Ko

根據本公司之公司組織章程細則第九十九條，井田毅先生、魏應交先生及高捷雄先生須輪席退位，惟願膺選連任。

In accordance with Article 99 of the Company's Articles of Association, Mr. Takeshi Ida, Mr. Wei Ying-Chiao and Mr. Katsuo Ko retire by rotation and, being eligible, offer themselves for re-election.

各董事概無與本公司訂立任何本公司須作補償方可於一年內終止之服務合約。

None of the directors have a service contract with the Company which is not determinable by the Company within one year without the payment of compensation.

董事及高階管理人員簡介

Biographical Details of Directors and Senior Management

董事及高階管理人員之個人資料載於本年報第15至19頁。

Brief biographical details of directors and senior management are set out on pages 15 to 19.

董事及行政總裁之股份權益

於二零零三年十二月三十一日，董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第十五部）之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司（「聯交所」）（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

Interests of Directors and Chief Executive in Shares

As at 31 December 2003, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

股份之長倉

Long position in Shares

		普通股數目 Number of ordinary shares	
董事姓名	**Name of directors**	**個人權益 Personal interests**	**法團權益 Corporate interests** *(附註) (Note)*
魏應州	Wei Ing-Chou	13,242,000	1,854,827,866
魏應交	Wei Ying-Chiao	—	1,854,827,866
吳崇儀	Wu Chung-Yi	—	1,854,827,866

附註： 該等股份由頂新（開曼島）控股有限公司（「頂新」）持有及以其名義登記。頂新由和德公司實益擁有約55.10%，吳崇儀透Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

截至二零零三年十二月三十一日止年度內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

除本段所披露者外，於二零零三年十二月三十一日，概無董事及行政總裁於本公司或其相聯法團（定義見證券及期貨條例第十五部）之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

At no time during the year ended 31 December 2003 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 31 December 2003, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

主要股東

就本公司董事或行政總裁所知，於二零零三年十二月三十一日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司(並非本公司董事或執行董事)如下：

Substantial Shareholders

So far as was known to any Director or Chief Executive of the Company, as at 31 December 2003, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

股份之長倉

Long positions in Shares

股東名稱	Name of shareholder	股份數目 Number of shares	股東權益 Shareholder's interests
頂新(開曼島)控股有限公司	Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
三洋食品株式會社	Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
世訊投資股份有限公司	Shyh Shiunn Investment Corporation	465,107,784	8.3200%

除上述者外，於二零零三年十二月三十一日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

Save as disclosed above, as at 31 December 2003, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

於合約之權益

除賬目所披露之有關連人士交易外，本公司或其附屬公司概無訂立本公司董事在其中直接或間接擁有重大權益且於年終或年內任何時間仍然有效之重要合約。

Interests in Contracts

Except for the related party transactions as disclosed in the financial statements, no other contracts of significance in relation to the Company's business to which the Company or its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

管理合約

於年內並無訂立或存在任何有關管理本公司全部或任何重要部份業務之合約。

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

主要客戶及供應商

本年度分別來自本集團五大客戶及五大供應商之銷售及採購總額均少於百分之三十。

Major Customers and Suppliers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods to its 5 largest customers.

關連交易

本集團根據本公司與其關連人士所簽訂之多項協議，進行了若干交易。有關該等交易之詳情列出如下：

(1) 本公司全資附屬公司杭州頂津食品有限公司於一九九九年四月十四日與康蓮國際食品（杭州）有限公司（「康蓮」）簽訂一份合約，由一九九九年六月二十四日至二零零零年十二月三十一日止期間，以「原設備製造方式」生產非碳酸飲料。該公司由董事魏應州及魏應交之胞弟魏應行先生全資擁有。本公司於一九九九年四月二十三日於報章刊發此項交易詳情之公佈，而此交易已由獨立非執行董事於一九九九年四月二十二日審核及批准。此協議於二零零一年三月一日延期，由二零零一年三月十六日至二零零三年十二月三十一日止。於二零零三年十二月三十一日此協議再次延期，由二零零四年一月一日至二零零四年十二月三十一日止。類似公佈於二零零一年三月十五日、二零零二年四月十一日、二零零三年八月一日及二零零四年一月五日發出。

Connected Transactions

The Group carried on certain transactions under various agreements between the Group and connected persons of the Company. Details of these transactions are summarised as follows:

(1) On 14 April 1999, Hangzhou Tingjin Food Co., Ltd., a wholly-owned subsidiary of the Company, entered into an agreement with Comely International Food (Hangzhou) Co., Ltd. ("Comely"), which is wholly-owned by Mr Wei Yin-Heng, the brother of the directors Wei Ing-Chou and Wei Ying-Chiao, to manufacture non-carbonated beverages on an original equipment manufacturing basis for the period from 24 June 1999 to 31 December 2000. A newspaper announcement setting out the details of this transaction was made on 23 April 1999 and the transaction was reviewed and approved by the Company's independent non-executive directors on 22 April 1999. The agreement was extended on 1 March 2001 for a further period from 16 March 2001 to 31 December 2003. The agreement was extended again on 31 December 2003 for a further period from 1 January 2004 to 31 December 2004. Similar announcements were made on 15 March 2001, 11 April 2002, 1 August 2003 and 5 January 2004.

(2) 本公司之全資附屬公司天津頂育諮詢有限公司於二零零零年八月十日與日本三洋食品株式會社(「三洋」)訂立協議。根據此協議三洋同意於二零零零年八月十六日起至二零零一年八月十六日止期間內將調派人員前往本集團，提供顧問服務以及就方便麵之製造技術及財務管理方面作出指導。於該段時期內三洋預計將調派五至八名顧問前往天津。根據香港聯合交易所有限公司證券上市規則(「上市規則」)，此項交易亦構成一項關連交易。本公司已遵照上市規則第十四章內所載之規定，於二零零零年八月十四日於報章刊發此項交易詳情之公佈，而交易已由獨立非執行董事於二零零零年八月十一日審核及批准。此協議於二零零一年十月三十日再次延期，根據此協議三洋同意於二零零一年十一月一日起至二零零二年十二月三十日止期間內將調派二至五名顧問前往天津提供經營管理及財務管理之顧問服務。此項交易之詳情已於二零零一年十月三十一日及二零零二年四月十一日於報章公佈。此協議於二零零二年十二月十九日延期，根據此協議三洋同意於二零零三年一月一日起至二零零三年十二月三十一日止期間內比照前協議本集團提供顧問服務。此項交易之詳情已於二零零二年十二月二十日及二零零三年四月二十五日於報章公佈。此協議於二零零三年十二月三十一日再次延期，根據此協議三洋同意於二零零四年一月一日至二零零四年十二月三十一日止期間內依前協議調派二至五名顧問人員前往本集團提供顧問服務，以及就經營管理及財務管理方便作出指導。此項交易之詳情已於二零零四年一月五日於報章公佈。

(2) On 10 August 2000, a service agreement was entered into between Tianjin Tingyu Consulting Co., Ltd., a wholly-owned subsidiary of the Company, and Sanyo Foods Co., Ltd. ("Sanyo") whereby Sanyo has agreed to second Sanyo's consultants to Tianjin and provide consulting services on the instant noodle production techniques and financial management of the Group from 16 August 2000 to 16 August 2001. This constitutes a connected transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Company has complied with the requirements set out in Chapter 14 of the Listing Rules in that a newspaper announcement setting out the details of this transaction was made on 14 August 2000 and the transaction was reviewed and approved by the Company's independent non-executive directors on 11 August 2000. The agreement was extended on 30 October 2001 and Sanyo has agreed to second Sanyo's consultants to Tianjin and provide consulting services on business management and financial management of the Group from 1 November 2001 to 31 December 2002. Newspaper announcements setting out the details of this transaction were made on 31 October 2001 and 11 April 2002. The agreement was extended on 19 December 2002 and Sanyo has agreed to provide consulting services as the above agreements to the Group from 1 January 2003 to 31 December 2003. Newspaper announcement setting out the details of this transaction was made on 20 December 2002 and 25 April 2003. The agreement was extended again on 31 December 2003 and Sanyo has agreed to second Sanyo's consultants to the Group and provide consulting services on business management and financial management of the Group from 1 January 2004 to 31 December 2004. Newspaper announcement setting out the details of this transaction was made on 5 January 2004.

(3) 本公司之其中五家全資附屬公司天津頂益國際食品有限公司、廣州頂益國際食品有限公司、杭州頂益國際食品有限公司、重慶頂益國際食品有限公司及瀋陽頂益國際食品有限公司分別與三洋於二零零一年二月十五日訂立協議，三洋同意於二零零一年二月十六日起至二零零五年十二月三十一日止期間內向上述五家公司提供方便麵的生產、工藝及質量管理培訓。

根據該協議規定，三洋於該段期間內共收取上述五家公司之培訓費用合共為日圓一億六千萬元。於該段期間內上述五家公司每年度將調派合共約十名員工到三洋接受培訓兩次，每次為期約兩星期。而三洋亦會每年度兩次派遣培訓人員兩名分別到上述每家公司進行培訓工作，每次為期約兩星期。

根據上市規則，此項交易亦構成一項關連交易。本公司已遵照上市規則第十四章內所載之規定，於二零零一年二月二十日、二零零二年四月十一日、二零零三年四月二十五日及二零零四年四月一日於報章刊發此項交易詳情之公佈。

(3) On 15 February 2001, five service agreements were entered into between Sanyo and each of the five wholly-owned subsidiaries of the Company, namely, Tianjin Tingyi International Food Co., Ltd., Guangzhou Tingyi Food Co., Ltd., Hangzhou Tingyi Food Co., Ltd., Chongqing Tingyi Food Co., Ltd. and Shenyang Tingyi International Food Co., Ltd.. Under the service agreements, Sanyo agrees to provide training on the instant noodle production skills, techniques and quality management to the above subsidiaries during the period from 16 February 2001 to 31 December 2005.

The total amount of training fees as set out in the Agreements will be Japanese Yen 160,000,000 for the period from 16 February 2001 to 31 December 2005. The above subsidiaries will second 10 trainees in total to Sanyo two times per calendar year for about 2 weeks each time and Sanyo will second 2 trainers to each of the above subsidiaries two times per calendar year for about 2 weeks each time.

This constitutes a connected transaction under the Listing Rules. The Company has complied with the requirements set out in Chapter 14 of the Listing Rules in that newspaper announcements setting out the details of this transaction were made on 20 February 2001, 11 April 2002, 25 April 2003 and 1 April 2004.

(4) 本公司全資附屬公司台灣康師傅食品股份有限公司(「台灣康師傅」)於二零零三年十二月三十一日與頂新製油實業股份有限公司(「頂新製油」)簽訂合約，由二零零四年一月一日至二零零四年十二月三十一日止期間，台灣康師傅向頂新製油採購加工油脂。本公司兩位執行董事魏應州先生及魏應交先生以及其兩名兄弟魏應充先生及魏應行先生共擁有頂新製油60.4%公司股份，而魏先生的其他親屬佔餘下的39.6%股份。本公司於二零零四年一月五日刊發此項交易之詳情，而此交易已由獨立非執行董事審核及批准。

(4) On 31 December 2003, Master Kong (Taiwan) Foods Co., Ltd. ("Master Kong Taiwan"), a wholly-owned subsidiary of the Company, entered into an agreement with Ting Hsin Oil & Fat Industrial Co., Ltd. ("Ting Hsin Oil"). Taiwan Master Kong would purchase processed oil from Ting Hsin Oil during the period from 1 January 2004 to 31 December 2004. Ting Hsin Oil is a company incorporated in Taiwan. 60.4% interest of Ting Hsin Oil is owned by Messrs Wei Ing-Chou, Mr. Wei-Ying Chiao, the two executive directors of the Company, and their two brothers, Messrs Wei Yin-Chun and Wei Yin-Heng; and the remaining 39.6% interest is owned by other relatives of Mr. Wei. A announcement setting out the details of this transaction was made on 5 January 2004. The transaction was reviewed and approved by the Company's independent non-executive directors.

優先購買權

本公司之公司組織章程細則並無有關優先購買權之規定，雖然開曼島法例並無有關該等權利之限制。

Pre-Emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

核數師

核數師摩斯倫會計師事務所於二零零三年十月一日與馬賽會計師事務所合併，現以摩斯倫•馬賽會計師事務所之名義執業。

本公司股東週年大會上將提呈續聘摩斯倫•馬賽會計師事務所為本公司核數師之決議案。

Auditors

The auditors Messrs. Moores Rowland merged with Messrs. Mazars on 1 October 2003 and are now practising under the name of Moores Rowland Mazars.

A resolution will be submitted to the annual general meeting of the Company to re-appoint, Messrs. Moores Rowland Mazars as auditors of the Company.

承董事會命
魏應州
董事長

中國天津，二零零四年四月二十日

By order of the board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 20 April 2004

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致康師傅控股有限公司
(在開曼群島註冊成立之有限公司)
全體股東

To the members of
Tingyi (Cayman Islands) Holding Corp.
(incorporated in the Cayman Islands with limited liability)

本核數師已完成審核第46至第98頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

We have audited the financial statements on pages 46 to 98 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師各自之責任

Respective responsibilities of directors and auditors

編製真實兼公平之賬目乃 貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

The Company's directors are responsible for the preparation of the financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並僅向全體股東報告，除此之外本報告並無其他目的。本核數師不會就本報告之內容向任何其他人負上或承擔任何責任。

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見之基礎

Basis of opinion

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作出之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零三年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

摩斯倫•馬賽會計師事務所
英國特許會計師
香港執業會計師

香港
二零零四年四月二十日

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong
20 April 2004

綜合收益表 Consolidated Income Statement

		附註 Note	2003 千美元 US$'000	2002 千美元 US$'000
營業額	**Turnover**	4	**1,260,691**	1,100,405
銷售成本	Cost of sales		**(909,365)**	(727,531)
毛利	Gross profit		**351,326**	372,874
其他收益	Other revenue	4	**1,597**	2,516
其他淨收入	Other net income		**18,792**	29,142
分銷成本	Distribution costs		**(248,318)**	(211,657)
行政費用	Administrative expenses		**(38,106)**	(43,092)
其他經營費用	Other operating expenses		**(24,868)**	(27,850)
經營溢利	**Profit from operations**		**60,423**	121,933
財務費用	Finance costs	6	**(20,757)**	(26,465)
應佔聯營公司溢利	Share of profits of associates		**4,639**	2,798
除稅前溢利	**Profit before taxation**	6	**44,305**	98,266
稅項	Taxation	8	**(7,868)**	(6,155)
除稅後一般業務溢利	**Profit from ordinary activities after taxation**		**36,437**	92,111
少數股東權益	Minority interests		**(621)**	(1,183)
股東應佔溢利	**Net profit attributable to shareholders**	9	**35,816**	90,928
股息	**Dividends**	10	**63,152**	51,975
每股溢利	**Earnings per share**	11		
基本	Basic		**US0.64 cents**	US1.63 cents
攤薄	Diluted		**N/A**	N/A

綜合股東權益變動表 Consolidated Statement of Changes in Equity

		附註 Note	2003 千美元 US$'000	2002 千美元 US$'000
股東權益於一月一日	Shareholders' equity at 1 January		**587,354**	541,617
未於綜合收益表中認列之淨收益	Net gains not recognised in the consolidated income statement			
滙兌差額	Exchange translation difference	25 (a)	**292**	77
本年度已宣派之股息	Dividends declared during the year	10 (b)	**(51,975)**	(45,268)
本年度淨溢利	Profit for the year		**35,816**	90,928
股東權益於十二月三十一日	Shareholders' equity at 31 December		**571,487**	587,354

綜合資產負債表 Consolidated Balance Sheet

		附註 Note	2003 千美元 US$'000	2002 千美元 US$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
物業、機器及設備	Property, plant and equipment	12	**909,750**	802,058
聯營公司權益	Interest in associates	14	**39,814**	43,878
其他非流動投資	Other non-current financial assets	15	**2,619**	2,590
遞延稅項資產	Deferred tax assets	23	**5,830**	—
			958,013	848,526
流動資產	**Current assets**			
流動投資	Current financial assets	16	**1,142**	1,343
存貨	Inventories	17	**99,691**	83,972
應收賬款	Trade receivables	18	**62,115**	42,916
預付款項及其他應收款項	Prepayments and other receivables		**74,188**	97,018
抵押銀行存款	Pledged bank deposits	19	**1,793**	4,276
銀行結餘及現金	Bank balances and cash		**93,185**	95,637
			332,114	325,162
流動負債	**Current liabilities**			
應付賬款	Trade payables	20	**168,140**	141,590
其他應付款項	Other payables		**83,953**	65,026
有息借貸之即期部份	Current portion of interest-bearing borrowings	21	**164,974**	108,764
客戶預付款項	Advance payments from customers		**9,675**	5,822
稅項	Taxation		**714**	822
			427,456	322,024
淨流動(負債)資產	**Net current (liabilities) assets**		**(95,342)**	3,138
總資產減流動負債	**Total assets less current liabilities**		**862,671**	851,664

		附註 Note	**2003** 千美元 **US$'000**	2002 千美元 US$'000
非流動負債	**Non-current liabilities**			
長期有息借貸	Long-term interest-bearing borrowings	21	**269,796**	254,424
其他非流動應付款項	Other non-current payables		**5,112**	—
員工福利責任	Employee benefit obligations	22	**3,808**	3,065
遞延税項負債	Deferred tax liabilities	23	**5,834**	—
			284,550	257,489
少數股東權益	**Minority interests**		**6,634**	6,821
淨資產	**NET ASSETS**		**571,487**	587,354
股本及儲備	**CAPITAL AND RESERVES**			
發行股本	Issued capital	24	**27,943**	27,943
儲備	Reserves	25	**480,392**	507,436
擬派末期股息	Proposed final dividend	25	**63,152**	51,975
			571,487	587,354

於二零零四年四月二十日經董事會批准及授權簽發

Approved and authorised for issue by the Board of Directors on 20 April 2004

魏應州 Wei Ing-Chou
董事 Director

井田毅 Takeshi Ida
董事 Director

資產負債表 Balance Sheet

		附註 Note	2003 千美元 US$'000	2002 千美元 US$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
物業、機器及設備	Property, plant and equipment	12	**1,018**	2,734
附屬公司權益	Interest in subsidiaries	13	**572,172**	569,560
聯營公司權益	Interest in associates	14	**57,058**	52,680
其他非流動投資	Other non-current financial assets	15	**2,014**	1,987
			632,262	626,961
流動資產	**Current assets**			
流動投資	Current financial assets	16	**708**	909
存貨	Inventories	17	**382**	1,928
應收賬款	Trade receivables	18	**1**	1,946
預付款項及其他應收款項	Prepayments and other receivables		**3,489**	5,844
銀行結餘及現金	Bank balances and cash		**5,082**	5,222
			9,662	15,849
流動負債	**Current liabilities**			
應付賬款	Trade payables	20	**6,360**	6,690
其他應付款項	Other payables		**2,153**	8,834
有息借貸之即期部份	Current portion of interest-bearing borrowings	21	**4,000**	4,000
			12,513	19,524
淨流動負債	**Net current liabilities**		**(2,851)**	(3,675)
總資產減流動負債	**Total assets less current liabilities**		**629,411**	623,286
非流動負債	**Non-current liabilities**			
長期有息借貸	Long-term interest-bearing borrowings	21	**90,000**	90,000
其他非流動應付款項	Other non-current payables		**5,112**	—
員工福利責任	Employee benefit obligations	22	**3,808**	3,065
			98,920	93,065
淨資產	**NET ASSETS**		**530,491**	530,221
股本及儲備	**CAPITAL AND RESERVES**			
發行股本	Issued capital	24	**27,943**	27,943
儲備	Reserves	25	**439,396**	450,303
擬派末期股息	Proposed final dividend	25	**63,152**	51,975
			530,491	530,221

於二零零四年四月二十日經董事會批准及授權簽發

Approved and authorised for issue by the Board of Directors on 20 April 2004

魏應州 Wei Ing-Chou
董事 Director

井田毅 Takeshi Ida
董事 Director

綜合現金流量表 Consolidated Cash Flow Statement

		Note 附註	2003 千美元 US$'000	2002 千美元 US$'000
經營活動	**OPERATING ACTIVITIES**			
經營業務所得現金	Cash generated from operations	26	**182,648**	213,860
已繳中國稅項	PRC tax paid		**(7,972)**	(7,647)
已繳利息	Interest paid		**(17,396)**	(19,803)
經營活動所得現金淨額	**Net cash from operating activities**		**157,280**	186,410
投資活動	**INVESTING ACTIVITIES**			
已收利息	Interest received		**1,597**	2,283
流動投資股息收入	Dividends received from current financial assets		**—**	233
聯營公司股息收入	Dividends received from an associate		**1,522**	—
購入物業、機器及設備	Purchase of property, plant and equipment		**(233,407)**	(162,278)
出售物業、機器及設備	Sale of property, plant and equipment		**48,894**	14,827
視作出售一間附屬公司	Deemed disposal of a subsidiary		**—**	(9,604)
聯營公司償還貸款	Repayment from an associate		**500**	800
投資活動動用現金淨額	**Net cash used in investing activities**		**(180,894)**	(153,739)
融資活動	**FINANCING ACTIVITIES**			
已付股利	Dividends paid		**(51,975)**	(45,268)
已付少數股東權益之股息	Dividends paid to minority shareholders		**(768)**	(2,251)
贖回一九九七年發行之可換股債券	Redemption of 1997 convertible bonds		**—**	(126,985)
發行二零零二年可換股債券之收益淨額	Net proceeds of 2002 convertible bonds		**—**	86,269
新增貸款	New borrowings		**434,394**	205,377
償還貸款	Repayment of borrowings		**(362,081)**	(219,744)
融資活動所得(動用)現金淨額	**Net cash generated from (used in) financing activities**		**19,570**	(102,602)

		附註 Note	2003 千美元 US$'000	2002 千美元 US$'000
現金及現金等值物的淨減少	**Net decrease in cash and cash equivalents**		**(4,044)**	(69,931)
年初之現金及現金等值物	**Cash and cash equivalents at beginning of year**		**99,182**	169,294
滙率變動之影響	Effect on exchange rate changes		**(160)**	(181)
年終之現金及現金等值物	**Cash and cash equivalents at end of year**		**94,978**	99,182
現金及現金等值物結餘分析	**Analysis of the balances of cash and cash equivalents**			
銀行結餘及現金	Bank balances and cash		**93,185**	95,637
抵押銀行存款	Pledged bank deposits		**1,793**	4,276
短期銀行貸款	Short-term bank loans		**—**	(731)
			94,978	99,182

賬目附註 Notes to the Financial Statements

1. 賬目編製

在編製賬目時，基於本集團於二零零三年十二月三十一日出現流動負債較流動資產超出95,342,000美元(二零零二年：淨流動資產3,138,000美元)，因此董事已審慎評估本集團在可見未來之營運資金及融資需求。

董事基於本集團現有之現金結餘及可動用之銀行信貸與業務持續錄得溢利的情況下，認為本集團在可見將來有充份資源完全兑現其財務承擔。故此，賬目以持續經營之準則編製。

1. Preparation of Financial Statements

In preparing the financial statements, the directors have given careful assessments of the working capital and financing requirements of the Group in the foreseeable future as the Group had current liabilities exceeded its current assets by US$95,342,000 (2002: net current assets of US$3,138,000) at the balance sheet date.

Taking into account the existing banking facilities, cash and bank balances of the Group and continuing profitable operations in the future, the directors are satisfied that the Group has sufficient resources to meet in full its financial obligations as they fall due in the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

2. 遵例申明

賬目乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)及其理解説明、香港普遍採用之會計原則及香港公司條例有關披露之規定編製。賬目同時根據香港聯合交易所有限公司之「上市證券規則」之適用披露規定編製。本集團所採用之主要會計政策概要載於下文。

2. Statement of Compliance

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAPs") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

3. 主要會計政策

(a) 入賬準則

於本年度，本集團首次採納會計師公會頒佈之會計實務準則第12條(經修訂)「所得税」及會計實務準則第35條「政府補助金之會計方法及政府資助之披露事項」。除所得税有關的披露詳述於賬目附註8及23較以往更為廣泛外，採納以上經修訂及新增之會計實務準則，並未對本集團本會計期間或過往會計期間的賬目構成任何重大影響。

3. Principal Accounting Policies

(a) Basis of accounting

In the current year, the Group adopted for the first time SSAP 12 (revised) "Income taxes" and SSAP 35 "Accounting for government grants and disclosure of government assistance". The adoption of these revised or new SSAPs has no material effect on the Group's financial statements for prior and current periods, other than additional disclosures of taxation as set out in notes 8 and 23 to the financial statements.

3. 主要會計政策（續）

(b) 編製基準

編製賬目時以原值作為衡量標準，而若干投資則以市值作出修訂，詳情載於下文之會計政策。

(c) 綜合基準

綜合賬目包括本公司及各附屬公司截至每年十二月三十一日之賬目。在年度內收購或出售之附屬公司業績由實際收購日期起計或截至實際出售日期計算入綜合收益表。

本集團內各公司間之重大交易及結餘均在綜合賬目時抵銷。

少數股東權益即外界股東所佔附屬公司之經營業績及資產淨值。

(d) 商譽

正商譽指於綜合賬目時因有關收購成本超出本集團於收購當日在該公司可辨認資產及負債之公平價值中所佔權益產生之部分。於二零零一年一月一日前因收購而產生之正商譽計入於收購年度儲備。於二零零一年一月一日後因收購而產生之正商譽乃確認為資產，並按其可使用年期以直線法攤銷。

負商譽指本集團於收購當日在該公司可辨認資產及負債之公平價值中所佔權益超出收購成本之部分。於二零零一年一月一日前因收購而產生之負商譽於收購年度計入資本儲備。於二零零一年一月一日後因收購而產生之負商譽列為資產減值，並將依據情況分析撥入收益計算，從而得出結餘。

3. Principal Accounting Policies *(Continued)*

(b) Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(d) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's interest of the fair value of the identifiable assets and liabilities acquired at the date of acquisition. Positive goodwill arising on acquisitions prior to 1 January 2001 was taken to reserves in the year of acquisition. Positive goodwill arising on acquisitions after 1 January 2001 is recognised as an asset and amortised on a straight-line basis over its useful economic life.

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities acquired at the date of acquisition over the cost of the acquisition. Negative goodwill arising on acquisition prior to 1 January 2001 is credited to capital reserve. Negative goodwill arising on acquisition after 1 January 2001 is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted.

3. 主要會計政策(續)

(d) 商譽(續)

倘出現負商譽乃因收購之日預計將有虧損或支出，則該負商譽按有關虧損或支出出現期間撥入收益。其餘負商譽按所收購的可確定折舊資產結餘以可使用年期以直線法列作收入確認入賬。倘有關負商譽數額超出所收購的可確定非貨幣性資產合計公平價值時，則隨即在收入中確認入賬。

在計算年內出售附屬公司或聯營公司時所產生的收益或損失，已包括任何尚未在綜合收益表內攤銷之應佔購入商譽，或以前年度已在本集團之儲備已作處理。

(e) 附屬公司

附屬公司為本公司直接或間接有權決定企業之財務及經營政策以從其業務經營獲利。本公司資產負債表內的附屬公司投資乃按成本減累計減值虧損列賬。投資之賬面值會按個別釐定減至其可收回價值。附屬公司之業績按已收及應收股息計算反映於本公司賬目內。

(f) 聯營公司

聯營公司為本集團具有重大影響力之企業，但不屬於本集團之附屬公司或合營企業。

綜合收益表包括本集團所佔本年度聯營公司之收購後業績、根據附註3(d)所述的任何正或負商譽之攤銷或加入及減值虧損。在綜合資產負債表中，計算聯營公司之賬面值時包括本集團享有聯營公司之淨資產及扣除累計減值虧損。

3. Principal Accounting Policies *(Continued)*

(d) Goodwill *(continued)*

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over its useful life of the acquired identifiable depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in the income immediately.

On disposal of a subsidiary or an associate, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as a movement on Group reserves is included in the calculation of the gain or loss on disposal.

(e) Subsidiaries

A subsidiary is an enterprise, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In the Company's balance sheet, the investments in subsidiaries are stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(f) Associates

An associate is an enterprise, in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year, any positive goodwill amortised or negative goodwill credited during the year in accordance with note 3(d) and impairment losses. The consolidated balance sheet includes the Group's share of the net assets of associates less accumulated impairment losses.

3. 主要會計政策(續)

(f) 聯營公司(續)

當本集團與其聯營公司進行交易時，未變現之盈利及虧損將按本集團於有關聯營公司所佔權益予以對銷，除非未變現虧損證明已轉讓資產減值。

聯營公司之業績按已收及應收股息計算反映於本公司賬目內。在本公司資產負債表中，於聯營公司之投資是按成本扣除累計減值虧損入賬。

(g) 收益之確認

收益是在本集團能獲得有關經濟效益且該收益及成本(如適用)並可靠地計算時入賬。

出售貨品所得收益於交貨及轉移擁有權時入賬。

利息收入按時間比例根據本金及適用利率計算入賬。

投資之股息收入在本集團有收取款項之權利確立時入賬。

(h) 物業、機器及設備

除在建工程以外之物業、機器及設備以原值減累計折舊入賬及累計減值虧損。

物業、機器及設備之成本包括其購買價及任何使資產達致可使用狀態及現存地點作原定用途所產生之直接應佔成本。主要成本涉及修復資產至其正常運作之支出列為綜合收益表的支出項。改良資產之費用如超過其預計可使用年期，均予資本化並按其估計可使用年期計算折舊。

3. Principal Accounting Policies *(Continued)*

(f) Associates *(continued)*

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are eliminated unless the transaction provides evidence of an impairment of assets transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, investments in associates are stated at cost less accumulated impairment losses.

(g) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably.

Sale of goods is recognised when goods are delivered and title has passed.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

(h) Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and present location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the consolidated income statement. Improvements are capitalised and depreciated over their expected useful lives.

3. 主要會計政策（續）

(h) 物業、機器及設備（續）

當物業、機器及設備出售或棄用時所得之盈虧，按其估計出售所得淨額與資產賬面值間之差額用以評定，並認列於綜合收益表內。

除在建工程外，物業、機器及設備之折舊是根據全面投入運作之日期起按其可使用年限及扣除殘值後以直線法計提折舊。資產之估計殘值均為10%，其估計可使用年限如下：

樓宇	
機器及設備：	
一供生產方便麵及飲料	
一其他	
電器及設備	
雜項設備	

土地使用權按租約所餘年期攤銷。

在建工程在完成及投入運作前不作折舊。

(i) 在建工程

在建工程以原值扣除累計減值虧損入賬，其中包括所有建造費用及其他直接成本，包括與該項目有關之利息成本。已完成工程之成本撥入相關之資產類別。

3. Principal Accounting Policies *(Continued)*

(h) Property, plant and equipment *(continued)*

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is taken to the consolidated income statement.

Depreciation is provided to write off the cost of property, plant and equipment, other than construction in progress, over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method. The estimated useful lives of the assets with a 10% estimated residual value are as follows:

	Number of years
Buildings	10 to 30
Machinery and equipment:	
- For instant noodles and beverages	12
- Others	5 to 10
Electrical appliances and equipment	5
Miscellaneous equipment	5

Land use rights are amortised over the remaining period of the lease.

No depreciation is provided in respect of construction in progress until it is completed and put into operation.

(i) Construction in progress

Construction in progress is stated at cost, less accumulated impairment losses. Costs include all construction expenditure and other direct costs, including interest costs, attributable to the project. Costs on completed construction works are transferred to the appropriate asset category.

3. 主要會計政策（續）

(j) 減值虧損

本集團於每個結算日檢討內部及外間資訊，以確認其物業、機器及設備，於附屬公司及聯營公司之投資是否可能已經出現減值現象，或之前所確認之減值虧損是否已不再存在或可能已經減少。若出現任何以上的現象，本集團將需評估資產的可收回價值。據此，資產之可收回價值乃其售價淨值及使用價值之較高者。如個別資產未能在大致獨立於其他資產下賺取現金流量，則就能獨立賺取現金流量之最小組別資產（即賺取現金單位）釐訂可收回價值。

倘本集團估計某項資產或即賺取現金單位之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支。

倘若某項減值虧損期後撥回，則該項資產或即賺取現金單位之賬面值須增加至重新估計之可收回金額，惟增加後之賬面值不得超過在以往年度並無減值虧損而釐定之賬面值。若減值虧損撥回時將即時確認為收益。

(k) 存貨

存貨以成本或可變現淨值兩者之較低者入賬。成本包括所有採購成本，加工成本（如適用）及其他將存貨達至現存地點及狀況之成本，並且採用加權平均成本法計算。可變現淨值指在日常業務中之估計出售價減去估計完工成本及估計達成銷售所需之成本。

3. Principal Accounting Policies *(Continued)*

(j) Impairment losses

At each balance sheet date, the Group reviews internal and external sources of information to determine whether its property, plant and equipment; investments in subsidiaries and associates; and positive goodwill have suffered any impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its net selling price and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3. 主要會計政策(續)

3. Principal Accounting Policies *(Continued)*

(l) 外幣換算

以外幣進行之交易按交易日期之滙率換算。於結算日以外幣結算之資產、負債、附屬公司、聯營公司及其他貨幣性資產按當日美元滙率換算。以外幣顯示之業績按年內平均滙率折算為美元。附屬公司及聯營公司之賬目作外幣換算時所產生之滙兑差額作為儲備變動處理。在計算出售以上投資時所產生的收益或損失,已包括以上之滙兑差額。其他換算損益則認列於綜合損益表內。

(l) Foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction dates. Assets and liabilities of subsidiaries, associates and all other monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated into United States dollars at rates of exchange ruling at that date. Results expressed in foreign currencies are translated into United States dollars using the average rate of exchange of the year. Exchange differences arising from the translation of the financial statements of subsidiaries and associates are dealt with as a movement in exchange reserve. On disposal of these investments, such exchange differences are recognised in the consolidated income statement as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated income statement.

(m) 借貸成本

收購、建造或生產合資格資產(即需要一段頗長時間始能達至其擬定用途或出售之資產)之直接應佔借貸成本,在扣除特定借貸之暫時性投資收益後,均作資本化並作為此等資產成本之一部份。當此等資產大體上可作其擬定用途或出售時,該等借貸成本將會停止資本化。所有其他借貸成本均列為發生期間之費用。

(m) Capitalisation of borrowing costs

Borrowing costs incurred, net of any investment income on the temporary investment of the specific borrowings, that are directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised as an expense in the period in which they are incurred.

3. 主要會計政策(續)

(n) 稅項

稅項支出乃根據本年度業績就免課稅或不可扣減項目作調整並按於結算日已制定或實際會制定之稅率作出計算。

遞延稅項乃採用負債法,就資產與負債之稅項計算準則與其於賬目之賬面值兩者不同引致之短暫時差作出全數撥備。當資產被變現或負債被清還時,遞延稅項負債及資產以該期間預期之適用稅率衡量,根據與結算日已制定或實際會制定之稅率及稅率及稅務法例計算。

遞延稅項資產乃根據有可能獲得之未來應課稅溢利與短暫時差可互相抵銷之程度而予以確認。

遞延稅項乃就投資於附屬公司及聯營公司產生之短暫時差而撥備,惟假若可以控制短暫時差之撥回時間,並有可能於可預見未來不會撥回者除外。

(o) 投資證券

有計劃長期持有之投資證券以成本值入賬,並於每年之結算日作減值虧損評估以反映任何非暫時性減值。減值撥備之數額列為減值期間之費用。

其他投資為不被列作投資證券之投資,於資產負債表內按公平價值入賬。其他投資持有之未實現溢利及虧損認列於綜合收益表內。

出售投資證券及其他投資之溢利或虧損之計算為出售所得款項淨額與有關投資之賬面值之差額,並計入出售期間之賬目內。

3. Principal Accounting Policies *(Continued)*

(n) Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The deferred tax liabilities or assets are measured at the tax rates that are expected to apply to the period when the asset is realised or liability is settled, based on the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investment in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(o) Investments in securities

Investment securities held on a continuing basis for identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in value which is expected to be other than temporary. The amount of provisions is recognised as an expense in the period in which the decline occurs.

Securities not classified as investment securities are classified as other investments, which are stated at fair value in the balance sheet. The unrealised holding gains and losses for other investments are included in the income statement.

The gain or loss on disposal of investment securities and other investments is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the securities.

3. 主要會計政策（續）

(p) 營運租賃

資產之絕大部份回報及風險由出租公司保留之租賃，皆作為營運租賃入賬。營運租賃之租金收支在租賃期內以直線法確認為收入與開支。營運租賃協議所涉及的激勵措施均在綜合收益表中確認為租賃淨付款總額的組成部份。或有租金則於發生之會計期間以費用入賬。

(q) 現金等價物

就現金流量表而言，現金等價物是指短期和流通率極高的投資，此等投資可隨時轉換為既定金額的現金。其價值變動風險有限。

(r) 有關連人士

倘一方有能力直接或間接地控制另一方，或對另一方之財務及業務決策上有重大影響力，則該等人士被視為有關連人士。倘雙方均受到同一控制或同一重大影響，則亦視為有關連人士。

(s) 分部報告

根據本集團的內部賬目，本集團選擇以業務分部作為主要報告形式，而地域分部則以次要報告形式呈報。

各分部的資產包含主要的物業、機器及設備、存貨、應收賬款及營運現金。各分部的負債包含營運負債。資本開支包含增加的物業、機器及設備和在建工程。

未分配負債主要指企業負債。

3. Principal Accounting Policies *(Continued)*

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recognised as an expense and revenue on the straight-line basis over the lease terms. Lease incentives received are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset. Contingent rentals are recognised as expenses in the accounting period in which they are incurred.

(q) Cash equivalents

For the purpose of cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

(r) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(s) Segment reporting

In accordance with the Group's internal financial reporting the Group has chosen business segments as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets primarily consist of property, plant and equipment, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to property, plant and equipment and construction in progress.

Unallocated liabilities comprise mainly of corporate liabilities.

3. 主要會計政策(續)

(t) 員工福利

界定供款計劃

界定退休供款計劃的供款責任於產生時在綜合收益表中確認為開支，並扣除僱員於未完成供款計劃而離職所發生的供款部份。該計劃的資產與本集團的資產分開並由獨立管理基金持有。

界定福利計劃

經考慮獨立精算師以精算方式的預計單位成本法所作出的供款建議，僱主及僱員共同作出界定福利計劃的供款。本集團之界定福利計劃的責任為就各項計劃獨立估計僱員於本年度及過往年度提供服務所賺取的未來利益金額，該利益乃折現至其現值，再減去有關計劃資產的公允價值。

精算溢虧超出界定福利責任之現值與計劃資產之公平值兩者中較高者之百分之十的部份，需按僱員的預計平均尚餘服務年期攤銷。倘利益即時歸屬予僱員，過往服務成本則即時確認；否則過往服務成本按平均期間以直線法攤銷，直至僱員享有該等利為止。

3. Principal Accounting Policies *(Continued)*

(t) Employee benefits

Defined contribution plans

The obligations for contributions to defined contribution retirement scheme are recognised as an expense in the income statement as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

Defined benefit plans

The defined benefit plans are generally funded by payments from employees and the Group taking into account of the recommendations of the independent qualified actuaries using the projected unit credit method. The Group's obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods, which is discounted to the present value and reduced by the fair value of any plan assets.

Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's defined obligations and the fair value of plan assets, are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

3. 主要會計政策(續)

(t) 員工福利(續)

於資產負債表中確認的退休福利義務，相當於界定利益責任的現有價值(經未確認精算盈虧及未確認過去服務成本所調整，並減去計劃資產的公平價值)。因這項計算所產生的任何資產，其金額限於累計未確認精算虧損淨額和過去服務成本，加上可從該計劃獲得的退款並減去計劃的未來供款金額的現有價值的總額。

(u) 政府補助

政府補助乃鼓勵本集團在各有關開發區經營及發展業務而從中國有關部門收取之津貼。政府補助是在獲得中國有關部門確認並可合理地確定將可符合所有附帶條件時入賬。

當該資助與資產有關時，公平價值乃記錄於遞延收入中，並以相等金額於每年分期按有關資產的預計使用年期於綜合收益表中確認為收入。與資產無關的資助乃確認為綜合收益表中的其他收入。

3. Principal Accounting Policies *(Continued)*

(t) Employee benefits *(continued)*

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs, plus the present value of any future refunds from the plan or reductions in future contributions to the plan.

(u) Government grants

Government grants represent incentive grants from the relevant PRC authorities in respect of the running of business by the Group in certain development zones and to encourage the furtherance of such business. Government grants are recognised at their fair values when the grants are confirmed by the relevant PRC authorities and there is reasonable assurance that all attached conditions will be complied with.

Where the grant relates to an asset, the fair value is credited to a deferred income and is released to the consolidated income statement over the expected useful life of the relevant asset by equal annual instalments. Government grants other than those related to assets are recognised as other income in the consolidated income statement.

4. 營業額及收益

本公司之主要業務為投資控股、生產及銷售方便面。附屬公司之主要業務載於附註31。

本集團之營業額及收益指向客戶售貨之發票值，扣除退貨，折扣及增值税。

已確認之營業額及收益分類列示如下：

4. Turnover and Revenue

The principal activity of the Company is investment holding, manufacturing and sales of instant noodles. The principal activities of the subsidiaries are set out in note 31 to the financial statements.

The Group's turnover represents sale of goods at invoiced value to customers, net of returns, discounts and Value Added Tax.

Turnover and revenue recognised by category are as follows:

		2003 千美元 US$'000	2002 千美元 US$'000
營業額	**Turnover**		
出售貨品	Sale of goods	**1,260,691**	1,100,405
其他收益	**Other revenue**		
利息收入	Interest income	**1,597**	2,283
來自非上市投資之股息	Dividend income from unlisted investment	**—**	233
		1,597	2,516
總收益	**Total revenue**	**1,262,288**	1,102,921

5. 分部資料

本集團由四項主要業務分部組成：

- 方便麵
- 飲品
- 糕餅
- 本公司及配套事業

本集團主要在中國運作，本集團的銷售及利潤貢獻亦主要來自中國。沒有地域性的分析因本集團以此分析的銷售額少於10%，本集團來自中國以外市場的業績亦少於綜合賬業績的10%。

5. Segment Information

The Group is organised along four major business segments:

- Instant noodles
- Beverages
- Bakery
- Company and other supporting businesses

The Group operates mainly in the PRC. Turnover and contribution to the Group's profit are mainly from the PRC. No geographical analysis is presented as less than 10% of the Group's turnover and less than 10% of the consolidated trading results of the Group are attributable to markets outside the PRC.

5. 分部資料 (續) 5. Segment Information (Continued)

業務分部分析 Business segment analysis

		方便麵 Instant noodles 2003 千美元 US$'000	飲品 Beverages 2003 千美元 US$'000	糕餅 Bakery 2003 千美元 US$'000	其他 Others 2003 千美元 US$'000	內部沖銷 Inter-segment elimination 2003 千美元 US$'000	綜合 Group 2003 千美元 US$'000
營業額	**Turnover**						
外來客戶收入	Revenue from external customers	783,441	379,112	72,573	25,565	—	1,260,691
分部間之收入	Inter-segment revenue	93	—	307	51,295	(51,695)	—
分部營業額	Segment turnover	783,534	379,112	72,880	76,860	(51,695)	1,260,691
分部業績	**Segment results**	56,328	9,566	(6,281)	3,704	(2,894)	60,423
財務費用	Finance costs						(20,757)
應佔聯營公司(虧損)溢利	Share of (losses) profits of associates	(38)	27	—	4,650		4,639
除税前溢利	**Profit before taxation**						44,305
税項	Taxation						(7,868)
除税後一般業務溢利	**Profit from ordinary activities after taxation**						36,437
少數股東權益	Minority interests						(621)
股東應佔溢利	**Net profit attributable to shareholders**						35,816
資產	**Assets**						
分部資產	Segment assets	706,494	485,252	107,075	700,977	(755,315)	1,244,483
聯營公司權益	Interest in associates	—	21,165	—	18,649		39,814
未分配資產	Unallocated assets						5,830
資產總值	Total assets						1,290,127
負債	**Liabilities**						
分部負債	Segment liabilities	307,665	319,551	48,571	79,275	(254,579)	500,483
未分配負債	Unallocated liabilities						211,523
負債總額	Total liabilities						712,006
其他資料	**Other information**						
年內資本開支	Capital expenditure	94,590	134,019	3,012	1,786		233,407
折舊	Depreciation	37,643	25,640	9,197	3,858		76,338

5. 分部資料（續） 5. Segment Information (Continued)

業務分部分析（續） Business segment analysis (Continued)

		方便麵 Instant noodles 2002 千美元 US$'000	飲品 Beverages 2002 千美元 US$'000	糕餅 Bakery 2002 千美元 US$'000	其他 Others 2002 千美元 US$'000	內部沖銷 Inter-segment elimination 2002 千美元 US$'000	綜合 Group 2002 千美元 US$'000
營業額	**Turnover**						
外來客戶收入	Revenue from external customers	637,454	357,611	86,339	19,001	—	1,100,405
分部間之收入	Inter-segment revenue	19	246	—	70,114	(70,379)	—
分部營業額	Segment turnover	637,473	357,857	86,339	89,115	(70,379)	1,100,405
分部業績	**Segment results**	83,652	47,689	(4,078)	(1,371)	(3,959)	121,933
財務費用	Finance costs						(26,465)
應佔聯營公司（虧損）溢利	Share of (losses) profits of associates	(7)	(461)	—	3,266		2,798
除稅前溢利	**Profit before taxation**						98,266
稅項	Taxation						(6,155)
除稅後一般業務溢利	**Profit from ordinary activities after taxation**						92,111
少數股東權益	Minority interests						(1,183)
股東應佔溢利	**Net profit attributable to shareholders**						90,928
資產	**Assets**						
分部資產	Segment assets	693,161	341,092	122,228	700,127	(726,798)	1,129,810
聯營公司權益	Interest in associates	119	21,567	—	22,192		43,878
資產總值	Total assets						1,173,688
負債	**Liabilities**						
分部負債	Segment liabilities	279,685	215,728	68,752	97,656	(263,668)	398,153
未分配負債	Unallocated liabilities						181,360
負債總額	Total liabilities						579,513
其他資料	**Other information**						
年內資本開支	Capital expenditure	30,566	119,062	5,483	7,167		162,278
折舊	Depreciation	39,324	14,973	9,242	4,164		67,703
聯營公司減值虧損回撥	Reversal of impairment loss of an associate	—	(2,855)	—	—		(2,855)
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	—	—	3,003	—		3,003

6. 除稅前溢利 6. Profit Before Taxation

		2003 千美元 US$'000	2002 千美元 US$'000
經扣除(加入)下列項目後：	This is after charging (crediting):		
財務費用	**Finance costs**		
利息支出：	Interest expenses:		
須於五年內悉數償還之銀行及其他貸款	Bank and other loans wholly repayable within five years	**20,757**	26,465
其他項目	**Other items**		
員工成本：	Staff costs:		
薪資及報酬	Salaries and wages	**99,293**	89,646
退休金成本：	Pension costs:		
界定供款計劃	defined contribution plans	**7,386**	6,199
界定福利計劃	defined benefit plans	**743**	1,511
核數師酬金	Auditors' remuneration	**532**	532
已售存貨成本	Cost of inventories	**909,365**	727,531
折舊	Depreciation	**76,338**	67,703
物業、機器及設備減值虧損已包括在其他經營費用	Impairment loss on property, plant and equipment included in other operating expenses	**—**	3,003
營運租約最低租金付款	Minimum lease payments in respect of operating lease charges for premises	**6,080**	5,779
流動投資之持有淨虧損	Net holding loss on current financial assets	**201**	2,590
聯營公司減值虧損回撥已包括在其他淨收入	Reversal of impairment loss on an associate included in other net income	**—**	(2,855)
政府補助	Government grants	**(4,871)**	(15,012)

7. 董事及高階僱員酬金

7. Directors' and Senior Managements Emoluments

酬金是根據香港公司法第161條規定披露如下：

Directors' emoluments disclosed pursuant to section 161 of the Hong Kong Companies Ordinance are as follows:

		2003 千美元 US$'000	2002 千美元 US$'000
執行董事：	Executive directors:		
袍金	Fees	**280**	280
薪金及其他酬金	Salaries and other emoluments	**369**	358
花紅	Discretionary bonuses	**56**	30
獨立非執行董事：	Independent non-executive directors:		
袍金	Fees	**100**	100
其他酬金	Other emoluments	**20**	24
		825	792

董事酬金之組別如下：

The emoluments were paid to the directors as follows:

酬金組別	Emoluments band	董事人數 Number of directors 2003	2002
0至129,058美元 (0至1,000,000港元)	Nil to US$129,058 (Nil to HK$1,000,000)	**7**	8
129,059美元至193,586美元 (1,000,001至1,500,000港元)	US$129,059 to US$193,586 (HK$1,000,001 to HK$1,500,000)	**—**	—
193,587美元至258,114美元 (1,500,001至2,000,000港元)	US$193,587 to US$258,114 (HK$1,500,001 to HK$2,000,000)	**—**	—
258,115美元至322,643美元 (2,000,001港元至2,500,000港元)	US$258,115 to US$322,643 (HK$2,000,001 to HK$2,500,000)	**—**	—
322,644美元至387,173美元 (2,500,001港元至3,000,000港元)	US$322,644 to US$387,173 (HK$2,500,001 to HK$3,000,000)	**1**	1
年內董事總人數	Total number of directors during the year	**8**	9

7. 董事及高階僱員酬金(續)

7. Directors' and Senior Managements Emoluments *(Continued)*

於二零零三年及二零零二年十二月三十一日止年度並無董事放棄領取酬金。

No directors have waived emoluments in respect of the years ended 31 December 2003 and 2002.

本集團五位最高薪人士包括一位(二零零二年：一位)董事，其酬金詳情載於上文。其餘四位(二零零二年：四位)人士之酬金詳情如下：

The five individuals whose emoluments were the highest in the Group for the year include one director (2002: one) whose emoluments are reflected in the analysis presented above. Details of the emoluments of the remaining four individuals (2002: four) are as follows:

		2003 千美元 US$'000	2002 千美元 US$'000
薪金及其他酬金	Salaries and other emoluments	**533**	505
花紅	Discretionary bonuses	**150**	164
		683	669

僱員酬金之組別如下：

The emoluments were paid to individuals as follows:

酬金組別	Emoluments band	僱員人數 Number of individuals 2003	2002
0至129,058美元 (0至1,000,000港元)	Nil to US$129,058 (Nil to HK$1,000,000)	**—**	—
129,059美元至193,586美元 (1,000,001港元至1,500,000港元)	US$129,059 to US$193,586 (HK$1,000,001 to HK$1,500,000)	**4**	4
		4	4

8. 稅項

8. Taxation

		2003 千美元 US$'000	2002 千美元 US$'000
本年度稅項	**Current tax**		
中國所得稅	PRC income tax	**7,864**	6,155
遞延稅項	**Deferred taxation**		
產生及轉回之暫時差異	Origination and reversal of temporary differences	**4**	—
		7,868	6,155

開曼群島並不對本集團之收入徵收任何稅項。

The Cayman Islands levies no tax on the income of the Group.

由於本集團年內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the year.

中國附屬公司均須受到適用於中國外資企業的稅法所規限，由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅15%，及在其後三年獲稅率減半優惠。

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

8. 稅項 *(續)*

8. Taxation *(Continued)*

本集團之稅項(按附屬公司經營所在地方的司法區稅率計算)與稅前溢利之理論稅項之差別為:

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rates prevailing in the countries in which the subsidiaries operate as follows:

		2003 千美元 US$'000	2002 千美元 US$'000
稅前一般業務溢利	Profit from ordinary activities before tax	**44,305**	98,266
所得稅按適合稅率15%計算(二零零二年:15%)	Income tax at applicable tax rate of 15% (2002: 15%)	**6,646**	14,740
不可扣稅開支	Non-deductible expenses	**5,792**	8,389
無需課稅收入	Tax exempt revenue	**(3,547)**	(6,023)
未確認稅項虧損	Unrecognised tax losses	**5,199**	1,120
扣除過往並未確認稅項虧損	Utilisation of previously unrecognized tax losses	**(1,059)**	(2,132)
稅務寬減期	Tax holiday	**(4,899)**	(7,874)
稅項反還	Tax refund	**—**	(1,894)
其他	Others	**(264)**	(171)
本年度稅項	Tax expenses for the year	**7,868**	6,155

9. 股東應佔溢利

股東應佔綜合溢利包括已於本公司賬目處理之虧損22,933,000美元(二零零二年:30,792,000美元),此項虧損已於本公司之賬目內作出處理。

上述金額與本公司年內溢利之調節如下:

9. Net Profit Attributable to Shareholders

The consolidated net profit attributable to shareholders includes a loss of US$22,933,000 (2002: US$30,792,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

		2003 **千美元** ***US$'000***	2002 千美元 *US$'000*
已於本公司賬目內處理的股東應佔綜合溢利	Amount of consolidated net profit attributable to shareholders dealt with in the Company's financial statements	**(22,933)**	(30,792)
上一財政年度溢利之應佔附屬公司末期股息,並已於年內獲批准及派發	Dividends from subsidiaries and associates attributable to the profits of the previous financial years, approved and paid during the year	**75,503**	66,143
本公司於本年度之溢利(附註25(b))	Company's profit for the year (note 25(b))	**52,570**	35,351

10. 股息

(a) 本年度應得之股息:

10. Dividends

(a) Dividend attributable to the year:

		2003 **千美元** ***US$'000***	2002 千美元 *US$'000*
結算日後擬派之末期股息每股1.13美仙(二零零二年:每股0.93美仙)	Final dividend proposed after the balance sheet date of US1.13 cents (2002: US0.93 cents) per share	**63,152**	51,975

10. 股息 (續)

10. Dividends (Continued)

(b) 去年批准及於本年內派發之股息：

(b) Dividend attributable to previous financial year, approved and paid during the year:

		2003 千美元 US$'000	2002 千美元 US$'000
去年批准及於本年內派發之二零零二年度末期股息為每股0.93美仙（二零零一年：每股0.81美仙）	Final dividend in respect of 2002 of US0.93 cents (2001: US0.81 cents) per share	**51,975**	45,268

於二零零四年四月二十日的會議，董事建議派發末期股息每股1.13美仙，此建議股息於資產負債表中不視為應付股息，但將被視為分配截至二零零四年十二月三十一日止年度之保留盈餘。

At a meeting held on 20 April 2004, the directors recommended the payment of a final dividend of US1.13 cents per ordinary share. This proposed dividend is not reflected as a dividend payable in the balance sheet, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2004.

11. 每股溢利

11. Earnings Per Share

每股溢利乃根據本年度股東應佔溢利35,816,000美元(二零零二年：90,928,000美元)及本年度已發行普通股之加權平均股數5,588,705,360(二零零二年：5,588,705,360)計算。

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of US$35,816,000 (2002: US$90,928,000) and on the weighted average of 5,588,705,360 (2002: 5,588,705,360) ordinary shares in issue during the year.

由於行使可換股債券所附之換股權將分別增加二零零三年及二零零二年之每股基本溢利，故此並無呈列該兩年度每股攤薄溢利之數字。

Diluted earnings per share for the years ended 31 December 2003 and 2002 have not been shown as the convertible bonds outstanding during these years are anti-dilutive.

12. 物業、機器及設備　12. Property, Plant and Equipment

本集團　Group

		位於中國之樓宇及中期土地使用權 Buildings and medium term land use rights in the PRC 千美元 US$'000	機器及設備 Machinery and equipment 千美元 US$'000	電器及設備 Electrical appliances and equipment 千美元 US$'000	雜項設備 Miscellaneous equipment 千美元 US$'000	在建工程 Construction in progress 千美元 US$'000	合計 Total 千美元 US$'000
原值	**Cost**						
於年初	At beginning of year	357,659	695,230	16,936	22,656	65,429	1,157,910
添置	Additions	22,352	40,049	2,614	5,249	163,143	233,407
落成後轉撥	Transfer upon completion	22,977	165,722	163	2,428	(191,290)	—
出售	Disposals	(16,651)	(10,530)	(1,415)	(1,957)	(25,615)	(56,168)
重新分類	Reclassification	230	(2,220)	(472)	713	1,749	—
於結算日	**At balance sheet date**	**386,567**	**888,251**	**17,826**	**29,089**	**13,416**	**1,335,149**
累計折舊	**Accumulated depreciation**						
於年初	At beginning of year	67,035	266,285	9,182	13,350	—	355,852
年內折舊	Charge for the year	12,459	59,249	1,959	2,671	—	76,338
出售時撇銷	Eliminated on disposals	(514)	(3,626)	(1,187)	(1,464)	—	(6,791)
重新分類	Reclassification	23	2,174	(70)	(2,127)	—	—
於結算日	**At balance sheet date**	**79,003**	**324,082**	**9,884**	**12,430**	**—**	**425,399**
賬面淨值	**Net book value**						
於結算日	**At balance sheet date**	**307,564**	**564,169**	**7,942**	**16,659**	**13,416**	**909,750**
於年初	At beginning of year	290,624	428,945	7,754	9,306	65,429	802,058

於二零零三年十二月三十一日賬面淨值合共66,487,000美元(二零零二年：112,348,000美元)之物業、機器及設備已予抵押，作為本集團借貸之抵押品。

Property, plant and equipment with aggregate net book value of US$66,487,000 (2002: US$112,348,000) at 31 December 2003 were pledged as securities for the Group's credit facilities.

12. 物業、機器及設備 (續) 12. Property, Plant and Equipment (Continued)

本公司 **Company**

		機器及設備 Machinery and equipment 千美元 US$'000	雜項設備 Miscellaneous equipment 千美元 US$'000	在建工程 Construction in progress 千美元 US$'000	合計 Total 千美元 US$'000
原值	**Cost**				
於年初及結算日	At beginning of year	2,564	97	219	2,880
添置	Additions	666	196	2,135	2,997
落成後轉撥	Transfer upon completion	2,354	—	(2,354)	—
出售	Disposals	(4,464)	(253)	—	(4,717)
於結算日	**At balance sheet date**	**1,120**	**40**	**—**	**1,160**
累計折舊	**Accumulated depreciation**				
於年初	At beginning of year	64	82	—	146
年內折舊	Charge for the year	570	18	—	588
出售時撤銷	Eliminated on disposals	(505)	(87)	—	(592)
於結算日	**At balance sheet date**	**129**	**13**	**—**	**142**
賬面淨值	**Net book value**				
於結算日	**At balance sheet date**	**991**	**27**	**—**	**1,018**
於年初	At beginning of year	2,500	15	219	2,734

13. 附屬公司權益 13. Interest in Subsidiaries

		本公司 Company	
		2003 千美元 US$'000	2002 千美元 US$'000
非上市股份，按原值	Unlisted shares, at cost	**497,748**	462,941
減值虧損	Impairment loss	**(2,000)**	(2,584)
		495,748	460,357
應收附屬公司款項	Due from subsidiaries	**124,437**	133,578
應付附屬公司款項	Due to subsidiaries	**(48,013)**	(24,375)
		572,172	569,560

13. 附屬公司權益 (續)

應收(應付)附屬公司款項均是免息,無抵押及沒有固定還款期。

董事認為能重大影響本年度業績或構成本集團資產淨值之重要部份的主要附屬公司已詳載於賬目附註31;此外,列出其他附屬公司之詳情將會使資料過於冗長。

13. Interest in Subsidiaries (Continued)

The amounts due from (to) subsidiaries are interest-free, unsecured and have no fixed repayment terms.

Particulars of the Company's principal subsidiaries, which in the opinion of the directors principally affect the results for the year or formed a substantial portion of the net assets, are set out in note 31 to the financial statements. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

14. 聯營公司權益

14. Interest in Associates

		本集團 Group		本公司 Company	
		2003 千美元 US$'000	2002 千美元 US$'000	**2003 千美元 US$'000**	2002 千美元 US$'000
上市股份,按原值	Listed shares, at cost	**—**	—	**18,947**	18,947
非上市股份,按原值	Unlisted shares, at cost	**—**	—	**26,373**	22,468
應佔資產淨值	Share of net assets	**55,954**	52,414	**—**	—
		55,954	52,414	**45,320**	41,415
減值虧損	Impairment loss	**—**	—	**(2,486)**	(2,486)
		55,954	52,414	**42,834**	38,929
應收聯營公司款項	Due from associates	**16,349**	371	**14,224**	13,751
應付聯營公司款項	Due to associates	**(32,489)**	(8,907)	**—**	—
		39,814	43,878	**57,058**	52,680
於結算日上市股份之市值	Market value of listed shares at balance sheet date	**28,582**	29,758	**20,638**	21,487

應收(應付)聯營公司款項乃無抵押,亦無固定還款期,其中一間聯營公司利息為未償還本金按年息8%(2002:8%)計算,其餘欠款為不計利息。

The amounts due from (to) associates are unsecured and have no fixed terms of repayment. Interest is charged at 8% (2002: 8%) of principal outstanding per annum in one of the associates.

14. 聯營公司權益（續）

董事認為能重大影響本年度業績或構成本集團資產淨值之重要部份的主要聯營公司如下：

14. Interest in Associates *(Continued)*

Particulars of the Group's principal associates at the balance sheet date, which in the opinion of the directors principally affect the results for the year or formed a substantial portion of the net assets, are as follows:

名稱 **Name**	註冊成立／營業地點 **Place of incorporation/ operation**	發行股份／註冊資本類別 **Particulars of class of issued shares/ registered capital**	應佔股權比例 **Proportion of ownership interest**	主要業務 **Principal activity**
味全食品工業股份有限公司（「味全」）	台灣	506,062,900普通股每股新台幣10元	19.96%	製造及銷售食品及飲料
Wei Chuan Foods Corporation Limited ("Wei Chuan")*	Taiwan	506,062,900 ordinary shares of NT$10 each	19.96%	Manufacture and sale of food and beverages
頂正（開曼島）控股有限公司	開曼群島／中國	34,000,000普通股每股1美元	40.8%	製造及銷售包裝飲料
Tingzheng (Cayman Islands) Holding Corp.	Cayman Islands/ PRC	34,000,000 ordinary shares of US$1 each	40.8%	Manufacture and sale of packaging materials
頂好（開曼島）控股有限公司	開曼群島／中國	25,000,000普通股每股1美元	50%	製造及銷售糧油
Tinghao (Cayman Islands) Holding Corp.*	Cayman Islands/ PRC	25,000,000 ordinary shares of US$1 each	50%	Manufacture and sale of edible oil

除味全於香港境外上市外，所有聯營公司皆為未上市之公司。

All the associates are unlisted corporate entity, except for Wei Chuan, a company listed outside Hong Kong.

* 該聯營公司並非由摩斯倫・馬賽會計師事務所審核。

* These associates are not audited by Moores Rowland Mazars.

15.其他非流動投資 15. Other Non-Current Financial Assets

		本集團 Group		本公司 Company	
		2003 千美元 US$'000	2002 千美元 US$'000	**2003 千美元 US$'000**	2002 千美元 US$'000
投資證券	**Investment securities**				
非上市證券投資，按原值	Unlisted equity investment, at cost	**2,619**	2,590	**2,014**	1,987

16.流動投資 16. Current Financial Assets

		本集團 Group		本公司 Company	
		2003 千美元 US$'000	2002 千美元 US$'000	**2003 千美元 US$'000**	2002 千美元 US$'000
其他投資	**Other investments**				
按公平值：	At fair value:				
非上市證券投資	Equity investments, unlisted	**1,060**	1,303	**626**	869
於香港上市證券投資	Equity investments listed in Hong Kong	**82**	40	**82**	40
		1,142	1,343	**708**	909
於結算日上市證券投資之市值	Market value of listed equity investments at balance sheet date	**82**	40	**82**	40

17.存貨 17. Inventories

		本集團 Group		本公司 Company	
		2003 千美元 US$'000	2002 千美元 US$'000	**2003 千美元 US$'000**	2002 千美元 US$'000
原材料	Raw materials	**56,503**	51,803	**371**	889
在製品	Work in progress	**7,957**	5,490	**—**	756
製成品	Finished goods	**35,231**	26,679	**11**	283
		99,691	83,972	**382**	1,928

18. 應收賬款

本集團之銷售大部份為貨到收現，餘下的銷售之信貸期為30至90天。有關應收賬款之賬齡分析列示如下：

18. Trade Receivables

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables as at the balance sheet date is as follows:

		本集團 Group		本公司 Company	
		2003	2002	**2003**	2002
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
0 - 90天	0 - 90 days	**54,076**	40,776	**1**	1,842
90天以上	Over 90 days	**8,039**	2,140	**—**	104
		62,115	42,916	**1**	1,946

19. 抵押銀行存款

年內1,793,000美元（二零零二年：4,276,000港元）銀行存款已予抵押，作為提供本集團於中國境內之附屬公司銀行授信之抵押品。

19. Pledged Bank Deposits

Bank deposits of US$1,793,000 (2002: US$4,276,000) have been pledged as security for general banking facilities granted to the subsidiaries in the PRC.

20. 應付賬款

應付賬款之賬齡分析列示如下：

20. Trade Payables

The ageing analysis of trade payables as at the balance sheet date is as follows:

		本集團 Group		本公司 Company	
		2003	2002	**2003**	2002
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
0 - 90天	0 - 90 days	**148,436**	134,943	**5,645**	6,374
90天以上	Over 90 days	**19,704**	6,647	**715**	316
		168,140	141,590	**6,360**	6,690

21.有息借貸 21. Interest-Bearing Borrowings

		本集團 Group		本公司 Company	
		2003 千美元 US$'000	2002 千美元 US$'000	**2003 千美元 US$'000**	2002 千美元 US$'000
須於五年內悉數償還之銀行貸款：	Bank loans wholly repayable within five years:				
有抵押	Secured	**21,866**	47,826	**—**	—
無抵押	Unsecured	**322,904**	225,362	**4,000**	4,000
可換股債券	Convertible bonds	**90,000**	90,000	**90,000**	90,000
		434,770	363,188	**94,000**	94,000
長期負債之即期部份	Portion classified as current liabilities	**(164,974)**	(108,764)	**(4,000)**	(4,000)
非即期部份	Non-current portion	**269,796**	254,424	**90,000**	90,000

有息借貸之到期日如下： The maturity profile of the interest-bearing borrowings is as follows:

		本集團 Group		本公司 Company	
		2003 千美元 US$'000	2002 千美元 US$'000	**2003 千美元 US$'000**	2002 千美元 US$'000
銀行貸款：	Bank loans:				
一年內	Within one year	**164,974**	108,764	**4,000**	4,000
第二年	In the second year	**134,924**	111,211	**—**	—
第三年至第五年（包括首尾兩年）	In the third to fifth years, inclusive	**44,872**	53,213	**—**	—
		344,770	273,188	**4,000**	4,000
其他貸款：	Other loans:				
一年內	Within one year	**—**	—	**—**	—
第二年	In the second year	**90,000**	—	**90,000**	—
第三年至第五年（包括首尾兩年）	In the third to fifth years, inclusive	**—**	90,000	**—**	90,000
		90,000	90,000	**90,000**	90,000
		434,770	363,188	**94,000**	94,000

21.有息借貸(續)

本公司於二零零二年六月按面值發行合共90,000,000美元(於二零零五年六月到期)之可換股債券。債券按年息3.5%計算利息，每半年支付於每年六月四日及十二月四日期末支付利息。債券於盧森堡證券交易所上市。債券附有權利，可按換股價每股2.5875港元(可予調整)由二零零二年七月十四日起至二零零五年五月二十一日止(包括該日在內)隨時兌換為本公司之繳足股份。倘債券於到期日前並未被贖回、回購兼註銷或換股，則將於二零零五年六月四日按本金額之111.036%連同應計之利息贖回。贖回溢價已包含於其他應付款項中，並以恒定基準在債券期內反映於收益表中。

21. Interest-Bearing Borrowings *(Continued)*

The Company issued US$90 million convertible bonds in June 2002 at par which are due for redemption in June 2005. The bonds bear interest at a rate of 3.5% per annum payable semi-annually in arrears on 4 June and 4 December each year. The bonds are listed on the Luxembourg Stock Exchange. The bonds carry a right to convert into fully paid shares of the Company at a conversion price of HK$2.5875 per share (subject to adjustment) at any time from and including 14 July 2002 up to and including 21 May 2005. If the bonds are not previously redeemed, purchased and cancelled or converted, the bonds will be redeemed on 4 June 2005 at 111.036% of their principal amount plus accrued interest. Provision for the premium on redemption has been made in the financial statements and included in other payables so as to provide a constant periodic rate of charge to the income statement over the term of the bonds.

22.員工福利責任

退休計劃

本集團為所有中國僱員參加由中國各地方政府組織的界定供款計劃。據此本集團需每月向此等計劃按僱員薪資額11%至25%作出供款(二零零二年：11%至25%)，本集團承擔其中的5%至8%(二零零二年：5%至8%)而其餘供款部份由僱員支付。本集團除支付上述每月的供款外，不必負責支付員工退休時及其後之福利。

本集團亦為所有台灣僱員提供界定福利計劃。此退休金責任之計算是以僱員服務年期及最後六個月的平均薪資為基礎。此計劃的供款金額是根據獨立精算師美商惠悅企業管理顧問股份有限公司台灣分公司(「惠悅」)之建議而釐訂。最新之精算評估是由惠悅於二零零三年十二月三十一日以預計單位給付成本法進行。

22. Employee Benefit Obligations

Pension schemes

The Group has participated in defined contribution plans organised by the relevant local government authorities in the PRC for all PRC employees whereby the Group was required to make monthly contributions to these plans at a range from 11 per cent to 25 per cent (2002: 11 per cent to 25 per cent) of the employees' basic salaries, of which 5 per cent to 8 per cent (2002: 5 per cent to 8 per cent) are borne by the Group and the remainder borne by the employees. The Group has no obligation for the payment of retirement and other post-retirement benefits for the PRC employees other than the monthly contributions described above.

The Group has defined benefit plans for all Taiwan employees. Pension obligation is provided based on the length of service and average monthly salary for the final six months of employment. The contributions made by the Group during the year were calculated based on advice from Messrs. Watson Wyatt, Taiwan Branch ("Watson Wyatt"), independent actuaries and consultants. The latest actuarial valuation was performed by Watson Wyatt as at 31 December 2003 using the projected unit credit method.

22.員工福利責任 (續) 22. Employee Benefit Obligations (Continued)

		本集團及本公司 Group and Company	
		2003	2002
		千美元	千美元
		US$'000	US$'000
非供款責任現值	Present value of unfunded obligations	**3,808**	3,065

		2003	2002
		千美元	千美元
		US$'000	US$'000
認列於資產負債表中界定福利責任的變動：	Movement in the defined benefit obligations recognized in the balance sheets:		
於年初	At beginning of year	**3,065**	1,911
本年淨開支	Net expense for the year	**743**	1,511
付予計劃的供款	Contributions paid	**—**	(357)
於結算日	**At balance sheet date**	**3,808**	3,065

		本集團 Group	
		2003	2002
		千美元	千美元
		US$'000	US$'000
於損益表中的已確認開支總額：	Total amount of expense recognized in the consolidated income statement:		
現時服務成本	Current service cost	**636**	527
利息成本	Interest cost	**107**	91
過渡期負債	Transitional liabilities	**—**	893
淨開支已包括於本年度行政費用	Net expense included in administrative expenses for the year	**743**	1,511

22.員工福利責任(續) 22. Employee Benefit Obligations (Continued)

入賬的主要考慮因素為：

The principal assumptions used for accounting purposes were:

		本集團及本公司 Group and Company	
		2003	2002
		千美元	千美元
		US$'000	*US$'000*
折現率	Discount rate	**3.5**	3.5
預期薪酬升幅	Expected rate of salary increases	**2**	2

23.遞延稅項 23. Deferred Taxation

遞延稅項資產及(負債)之確認

Recognised deferred tax assets (liabilities)

		2003		2002	
		Assets	**Liabilities**	Assets	Liabilities
		千美元	**千美元**	千美元	千美元
		US$'000	***US$'000***	*US$'000*	*US$'000*
加速稅務折舊	Accelerated depreciation allowance	**—**	**(7,687)**	—	—
減速稅務折舊	Decelerated depreciation allowance	**3,416**	**—**	—	—
減值虧損	Impairment losses	**955**	**—**	—	—
準備	Provisions	**1,114**	**—**	—	—
稅務虧損	Tax losses	**1,324**	**—**	—	—
其他	Others	**2,512**	**(1,638)**	—	—
遞延稅項資產(負債)	Deferred tax assets (liabilities)	**9,321**	**(9,325)**	—	—
遞延稅項資產(負債)沖減	Offset deferred tax assets and liabilities	**(3,491)**	**3,491**	—	—
淨稅項資產(負債)	**Net tax assets (liabilities)**	**5,830**	**(5,834)**	—	—

23.遞延稅項（續）

二零零二年度之遞延稅項資產及負債並未認列於賬目中基於所泛及的金額並不重大。本集團並未確認遞延稅項資產源於稅務虧損為36,712,000美元（二零零二年：46,130,000美元）。根據現有稅務條例，如往後無足夠收益作為抵扣，以上稅務虧損將於未來五年陸續過期。

23. Deferred Taxation *(Continued)*

Deferred tax assets and liabilities were not recognised for 2002 in view of the insignificant amounts involved. The Group has not recognised deferred tax assets in respect of tax losses of US$36,712,000 (2002: US$46,130,000). The tax losses will expire if they are not utilized to set off against the income in the next five years under the current tax legislation.

24.發行股本

24. Issued Capital

		2003		2002	
		股份數目	**千美元**	股份數目	千美元
		No. of shares	**US$'000**	No. of shares	US$'000
法定：	Authorised:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**7,000,000,000**	**35,000**	7,000,000,000	35,000
已發行及繳足：	Issued and fully paid:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**5,588,705,360**	**27,943**	5,588,705,360	27,943

25. 儲備

25. Reserves

(a) 本集團

(a) Group

		股份贖回儲備 Capital redemption reserve 千美元 US$'000	股份溢價 Share premium 千美元 US$'000	外幣換算儲備 Exchange translation reserve 千美元 US$'000	一般儲備 General reserve 千美元 US$'000	資本儲備 Capital reserve 千美元 US$'000	保留溢利 Retained profits 千美元 US$'000	總額 Total 千美元 US$'000
於二零零二年一月一日	**At 1 January 2002**	36	332,478	391	53,836	308	126,625	513,674
滙兌差額	Exchange translation difference	—	—	77	—	—	—	77
轉撥往一般儲備	Transfer to general reserve	—	—	—	3,333	—	(3,333)	—
二零零二年溢利	Profit for 2002	—	—	—	—	—	90,928	90,928
已付二零零一年末期股息	2001 final dividend paid	—	—	—	—	—	(45,268)	(45,268)
於二零零二年十二月三十一日	**At 31 December 2002**	**36**	**332,478**	**468**	**57,169**	**308**	**168,952**	**559,411**
說明：	**Representing:**							
二零零二年擬派末期股息	2002 final dividend proposed							51,975
儲備	Reserves							507,436
								559,411
於二零零三年一月一日	**At 1 January 2003**	36	332,478	468	57,169	308	168,952	559,411
滙兌差額	Exchange translation difference	—	—	292	—	—	—	292
轉撥往一般儲備	Transfer to general reserve	—	—	—	9,791	—	(9,791)	—
二零零三年溢利	Profit for 2003	—	—	—	—	—	35,816	35,816
已付二零零二年末期股息	2002 final dividend paid	—	—	—	—	—	(51,975)	(51,975)
於二零零三年十二月三十一日	**At 31 December 2003**	**36**	**332,478**	**760**	**66,960**	**308**	**143,002**	**543,544**
說明：	**Representing:**							
二零零三年擬派末期股息	2003 final dividend proposed							63,152
儲備	Reserves							480,392
								543,544

本集團之保留溢利包括本集團聯營公司之累積溢利4,078,000美元（二零零二年：786,000美元）。

The retained profits of the Group include profits of US$4,078,000 (2002: US$786,000) accumulated by associates of the Group.

25. 儲備（續）

附註：

股份溢價

股份溢價賬之應用是根據開曼群島公司法之規定。

外滙換算儲備及資本儲備

外幣換算儲備及資本儲備之設立及處理乃根據本公司有關外幣換算。

股份贖回儲備

股份贖回儲備乃根據開曼群島之公司法有關回購及註銷本公司股份之條款而設立。

一般儲備

根據中國有關規例，中國附屬公司須將一筆不少於其除稅後溢利（按照中國會計規例編製有關中國附屬公司之法定賬目內呈列）10%之款項轉撥往一般儲備。倘一般儲備之總額達有關中國附屬公司註冊股本之50%時，該公司可毋須再作任何轉撥。

25. Reserves *(Continued)*

Note:

Share premium

The application of the share premium account is governed by the Companies Law of the Cayman Islands.

Exchange translation reserve and capital reserve

The exchange translation reserve and capital reserve have been set up and are dealt with in accordance with the accounting policies adopted for foreign currency translation.

Capital redemption reserve

Capital redemption reserve has been set up in accordance with the provisions of the Companies Law of the Cayman Islands on repurchases and cancellations of the Company's own shares.

General reserve

In accordance with the relevant PRC regulations, the PRC subsidiaries are required to appropriate to the general reserve an amount not less than 10% of the amount of profit after taxation (as reported in the respective statutory financial statements of the PRC subsidiaries prepared in accordance with PRC accounting regulations). If the accumulated total of the general reserve reaches 50% of the registered capital of the respective PRC subsidiaries, the enterprise may not be required to make any further appropriation.

25.儲備 (續) 25. Reserves (Continued)

(b) 本公司 (b) Company

		股份贖回儲備 Capital redemption reserve 千美元 US$'000	股份溢價 Share premium 千美元 US$'000	外幣換算儲備 Exchange translation reserve 千美元 US$'000	保留溢利 Retained profits 千美元 US$'000	總計 Total 千美元 US$'000
於二零零二年一月一日	**At 1 January 2002**	36	332,478	—	179,553	512,067
滙兌差額	Exchange translation difference	—	—	128	—	128
二零零二年溢利	Profit for 2002	—	—	—	35,351	35,351
已付二零零一年末期股息	2001 final dividend paid	—	—	—	(45,268)	(45,268)
於二零零二年十二月三十一日	**At 31 December 2002**	**36**	**332,478**	**128**	**169,636**	**502,278**
說明：	**Representing:**					
二零零二年擬派末期股息	2002 final dividend proposed					51,975
儲備	Reserves					450,303
						502,278
於二零零三年一月一日	**At 1 January 2003**	36	332,478	128	169,636	502,278
滙兌差額	Exchange translation difference	—	—	(325)	—	(325)
二零零三年溢利	Profit for 2003	—	—	—	52,570	52,570
已付二零零二年末期股息	2002 final dividend paid	—	—	—	(51,975)	(51,975)
於二零零三年十二月三十一日	**At 31 December 2003**	**36**	**332,478**	**(197)**	**170,231**	**502,548**
說明：	**Representing:**					
二零零三年擬派末期股息	2003 final dividend proposed					63,152
儲備	Reserves					439,396
						502,548

25.儲備 (續)

附註：

股份溢價

股份溢價賬之應用是根據開曼群島公司法之規定。

在符合公司章程規定之情況下，本公司之股份溢價可被分派予股東，惟本公司於分派後須仍有能力償還在日常業務中到期應付之債務。據此，本公司於二零零三年十二月三十一日之可供分派儲備為502,512,000美元（二零零二年：502,242,000美元）。

25. Reserves (Continued)

Note:

Share premium

The application of the share premium account is governed by the Companies Law of the Cayman Islands.

Share premium of the Company is distributable to shareholders subject to the provisions of the Company's Memorandum and Articles of Association and provided that immediately following the distribution the Company is able to pay its debts as they fall due in the ordinary course of business. Accordingly, the Company's distributable reserves as at 31 December 2003 amounted to US$502,512,000 (2002: US$502,242,000).

26.綜合現金流量表之附註 26. Cash Generated from Operations

		2003 千美元 US$'000	2002 千美元 US$'000
除稅前溢利	Profit before taxation	**44,305**	98,266
利息費用	Interest expenses	**20,757**	26,465
利息收入	Interest income	**(1,597)**	(2,283)
股息收入	Dividend income	**—**	(233)
折舊	Depreciation	**76,338**	67,703
出售物業、機器及設備之虧損	Loss on disposal of property, plant and equipment	**483**	537
視作出售一間附屬公司之虧損	Loss on deemed disposal of a subsidiary	**—**	505
流動投資之淨持有虧損	Net holding loss on current financial assets	**201**	2,590
聯營公司減值虧損回撥	Reversal of impairment loss of an associate	**—**	(2,855)
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	**—**	3,003
應佔聯營公司溢利	Share of profits of associates	**(4,639)**	(2,798)
聯營公司淨墊付之減少	Net advances from associates	**7,104**	7,306
存貨之增加	Increase in inventories	**(15,719)**	(16,835)
應收賬款之增加	Increase in trade receivables	**(19,199)**	(11,422)
預付款項及其他應收款項之減少(增加)	Decrease (Increase) in prepayments and other receivables	**22,830**	(50,230)
應付賬款之增加	Increase in trade payables	**26,550**	60,743
其他應付款項之增加	Increase in other payables	**20,638**	32,221
客戶預付款項之增加	Increase in advance payments from customers	**3,853**	23
員工福利責任之增加	Increase in employee benefit obligations	**743**	1,154
經營業務所得現金	**Cash generated from operations**	**182,648**	**213,860**

27.或然負債 27. Contingent Liabilities

		本公司 Company	
		2003 千美元 US$'000	2002 千美元 US$'000
為附屬公司之信貸提供擔保	Guarantees for credit facilities on behalf of subsidiaries	**250,000**	118,000

28.承擔　28. Commitments

(a) 資本承擔　(a) Capital commitments

	本集團 Group		本公司 Company	
	2003 千美元 US$'000	2002 千美元 US$'000	**2003 千美元 US$'000**	2002 千美元 US$'000
已訂約但未撥備 Contracted but not provided for	**46,014**	118,694	**35,728**	42,950

(b) 營運租約承擔　(b) Commitments under operating leases

於結算日，本集團應付之不可取消營運租約的總額列示如下：

At the balance sheet date, the Group had total outstanding commitments under non-cancellable operating leases, which are payable as follows:

		2003 千美元 US$'000	2002 千美元 US$'000
一年內	Within one year	**2,022**	1,244
於第二年至第五年屆滿（包括首尾兩年）	In the second to fifth years inclusive	**5,359**	214
五年以上	Over five years	**25,709**	—
		33,090	1,458

上述經營租約包括向本集團的聯營公司租賃若干物業，為期二十五年。上述租賃承擔，只包括對未來基本租金的有關承擔。由於不可能預先釐定應付額外租金（參考若干消費者指數而進行釐定）的款項，故有關租賃承擔並不包括應付額外租金（如有）的承擔。

The above operating leases include a lease from the Group's associate of certain property for a period of 25 years. The lease commitments above include only the related commitments for future basic rentals and do not include commitments for additional rental payable, if any, by reference to certain consumer index, as it is not possible to determine in advance the amount of such additional rental.

29.與有關連人士之交易

除於本賬目其他部份披露以外，以下乃與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

29. Related Party Transactions

The following is a summary of significant related party transactions, in addition to those disclosed elsewhere in the financial statements, which were carried out in the ordinary course of the Group's business.

		2003 千美元 US$'000	2002 千美元 US$'000
向下列公司出售貨品：	**Sales of goods to:**		
聯營公司	Associates	**31,354**	16,459
向下列公司購買貨品：	**Purchases of goods from:**		
本公司若干董事所控制之公司	Companies under common control by the directors of the Company	**6,174**	5,999
本公司董事擁有之公司	A company in which a director has beneficial interest	**13,061**	12,055
聯營公司	Associates	**109,158**	98,887
向下列公司收費：	**Processing charges by:**		
聯營公司	An associate	**8,429**	—

以上之交易乃本集團與相關有關連人士按成本值另加利潤的原則經相方協定之基礎下釐定。

The above transactions were carried out on terms mutually agreed between the Group and the respective related parties and principally on cost plus basis.

30.結算日後事項

(a) 於二零零三年十二月二十七日，本公司訂立一項協議，向一名獨立第三者出售本集團於飲品業務的49.995%權益，代價為359,891,000美元。預期於二零零四年四月完成出售交易，並支付有關代價。

(b) 於二零零三年十二月，本集團訂立一項協議，與獨立第三者合作在中國成立一家合營企業，從事製造及出售即食麵和調味粉，投資總額為60,386,000美元。本集團擁有該合營企業的50%權益。於結算日後，本集團已向該合營企業注資，並預期於二零零四年六月前按所佔權益出資共30,193,000美元。

(c) 於二零零四年三月，本集團訂立一項協議，向一名獨立第三者出售一家附屬公司，頂通(開曼島)控股有限公司的49.99%權益，代價為9,999,988美元。該附屬公司主要從事提供物流服務。預期於二零零四年四月完成該交易。

(d) 結算日後，本公司以總代價5,498,000美元出售14,152,000股味全的股份，即2.8%味全的權益，預期會取得利潤，但在此階段，實際的金額則未能確定。

30. Post Balance Sheet Events

(a) On 27 December 2003, the Company entered into an agreement to sell the Group's 49.995% interest in Beverage Operation to an independent third party at a consideration of US$359,891,000. The transaction of disposal and settlement of the consideration is expected to be completed and settled in April 2004.

(b) In December 2003, the Group entered into an agreement to co-operate with independent third parties to establish a joint venture in the PRC for the manufacture and sales of instant noodles and seasoning flavors, with a total investment amount of US$60,386,000. The Group has a 50% interest in the joint venture and is expected to contribute subsequent to 31 December 2003 its share of US$30,193,000 in total by June 2004.

(c) In March 2004, the Company entered into an agreement to sell its 49.99% interest in a subsidiary, Tingtong (Cayman Islands) Holding Corp., which is engaged principally in the provision of logistics services, to an independent third party at a consideration of US$9,999,988. The transaction is expected to be completed in April 2004.

(d) Subsequent to 31 December 2003, the Company disposed of 14,152,000 shares representing 2.8% interest in Wei Chuan for amounts of US$5,498,000 in total and a profit is expected but the exact amount cannot be ascertained at this stage.

31.主要附屬公司

31. Principal Subsidiaries

主要附屬公司表列如下：

Details of the principal subsidiaries are as follows:

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
天津頂益國際食品有限公司 Tianjin Tingyi International Food Co., Ltd.	中國 PRC	US$66,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
廣州頂益食品有限公司 Guangzhou Tingyi Food Co., Ltd.	中國 PRC	US$31,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
杭州頂益食品有限公司 Hangzhou Tingyi Food Co., Ltd.	中國 PRC	US$12,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
康師傅(杭州)方便食品有限公司 Master Kong (Hangzhou) Convenient Food Co., Ltd.	中國 PRC	US$2,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
重慶頂益食品有限公司 Chongqing Tingyi Food Co., Ltd.	中國 PRC	US$22,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
瀋陽頂益國際食品有限公司 Shenyang Tingyi International Food Co., Ltd.	中國 PRC	US$17,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
武漢頂益食品有限公司 Wuhan Tingyi Food Co., Ltd.	中國 PRC	US$17,800,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
西安頂益食品有限公司 Xian Tingyi Food Co., Ltd.	中國 PRC	US$17,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
青島頂益食品有限公司 Qingdao Tingyi Food Co., Ltd.	中國 PRC	US$17,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles

31.主要附屬公司(續) 31. Principal Subsidiaries (Continued)

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
哈爾濱頂益食品有限公司 Harbin Tingyi Food Co., Ltd.	中國 PRC	US$6,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
福建頂益食品有限公司 Fujian Tingyi Food Co., Ltd.	中國 PRC	US$17,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
新疆頂益食品有限公司*	中國 PRC	US$3,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
台灣康師傅食品股份有限公司	台灣 Taiwan	50,000,000普通股每股NT$10 50,000,000 ordinary shares of NT$10 each/ NT$300,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
昆明頂益食品有限公司 Master Kong (Kunming) Convenient Food Co., Ltd. *	中國 PRC	US$3,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
天津頂園食品有限公司 Tianjin Tingyuan Food Co., Ltd.	中國 PRC	US$37,000,000/ US$30,940,000	100%	製造及銷售糕餅產品 Manufacture and sale of bakery products
廣州頂園食品有限公司 Guangzhou Tingyuan Food Co., Ltd.	中國 PRC	US$22,000,000	100%	製造及銷售糕餅產品 Manufacture and sale of bakery products
杭州頂園食品有限公司 Hangzhou Tingyuan Food Co., Ltd.	中國 PRC	US$17,000,000	100%	製造及銷售糕餅產品 Manufacture and sale of bakery products
杭州珍寶珠食品有限公司 Hangzhou Zhenbaozhu Food & Package Co., Ltd.	中國 PRC	US$1,400,000	100%	製造及銷售糖果 Manufacture and sale of candies

31. 主要附屬公司 (續) 31. Principal Subsidiaries (Continued)

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
天津頂津食品有限公司 Tianjin Tingjin Food Co., Ltd.	中國 PRC	US$19,000,000/ US$15,600,000	100%	製造及銷售飲品 Manufacture and sale of beverages
廣州頂津食品有限公司 Guangzhou Tingjin Food Co., Ltd.	中國 PRC	US$15,000,000	100%	製造及銷售飲品 Manufacture and sale of beverages
康師傅(廣州)飲品有限公司 Master Kong (Guangzhou) Beverage Co., Ltd.*	中國 PRC	US$12,000,000/ US$1,800,000	100%	製造及銷售飲品 Manufacture and sale of beverages
杭州頂津食品有限公司 Hangzhou Tingjin Food Co., Ltd.	中國 PRC	US$27,000,000	100%	製造及銷售飲品 Manufacture and sale of beverages
西安頂津食品有限公司	中國 PRC	US$12,000,000/ US$9,450,000	100%	製造及銷售飲品 Manufacture and sale of beverages
武漢頂津食品有限公司 Wuhan Tingjin Food Co., Ltd.	中國 PRC	US$16,000,000/ US$12,600,000	100%	製造及銷售飲品 Manufacture and sale of beverages
重慶頂津食品有限公司	中國 PRC	US$10,000,000	100%	製造及銷售飲品 Manufacture and sale of beverages
瀋陽頂津食品有限公司 Shenyang Tingjin Food Co., Ltd.	中國 PRC	US$17,000,000	100%	製造及銷售飲品 Manufacture and sale of beverages
青島頂津食品有限公司	中國 PRC	US$12,000,000	100%	製造及銷售飲品 Manufacture and sale of beverages

31.主要附屬公司(續) 31. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
福建頂津食品有限公司 Fujian Tingjin Food Co., Ltd.	中國 PRC	US$12,500,000	100%	製造及銷售飲品 Manufacture and sale of beverages
哈爾濱頂津食品有限公司*	中國 PRC	US$5,000,000	100%	製造及銷售飲品 Manufacture and sale of beverages
新疆頂津食品有限公司*	中國 PRC	US$5,000,000	100%	製造及銷售飲品 Manufacture and sale of beverages
昆明頂津食品有限公司 Kunming Tingjin Food Co., Ltd. *	中國 PRC	US$5,000,000	100%	製造及銷售飲品 Manufacture and sale of beverages
味全(安吉)乳品專業牧場有限公司	中國 PRC	US$2,100,000	100%	製造及銷售奶類飲品 Manufacture and sale of milk products
杭州味全食品有限公司 Hangzhou Wei-Quan Food Co., Ltd.	中國 PRC	US$8,000,000	100%	製造及銷售飲品 Manufacture and sale of beverages
天津頂峰澱粉開發有限公司 Tianjin Tingfung Starch Development Co., Ltd.	中國 PRC	US$11,000,000	51%	製造及銷售改良馬鈴薯澱粉及調味品 Manufacture and sale of modified potato starch and seasoning flavours

31. 主要附屬公司 (續) 31. Principal Subsidiaries (Continued)

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
頂益(英屬處女島)國際有限公司 Tingyi (BVI) International Co., Ltd.	英屬處女群島／中國 British Virgin Islands / PRC	50,000普通股每股US$1 50,000 ordinary shares of US$1 each/ US$50,000	100%	本集團之採購代理 Purchasing and sales agent for the Group
康師傅(香港)貿易有限公司 Master Kong (HK) Trading Co., Ltd.	香港 HK	HK$10,000/ HK$2	100%	本集團之產品代理及貿易 Agent and trading of products for the Group
興化頂芳脱水食品有限公司 Xing Hua Dingfang Dehydrate Foods Co., Ltd.	中國 PRC	US$8,600,000	100%	製造及銷售脱水蔬菜 Manufacture and sale of dehydrated vegetables
天津頂嘉機械有限公司 Tianjin Tingjia Machinery Co., Ltd.	中國 PRC	US$2,100,000	100%	保養及維修廠房及機械 Installation and maintenance of plant and machinery
天津頂育諮詢有限公司 Tianjin Tingyu Consulting Co., Ltd.	中國 PRC	US$200,000	100%	提供管理服務 Providing management services
天津頂全物業管理有限公司 Tianjin Tingquan Properties Management Co., Ltd.	中國 PRC	US$210,000	100%	提供物業管理及相關之顧問服務 Provision of property management and related consultancy services
天津頂雅房地產開發有限公司 Tianjin Dingya Property Development Co., Ltd.	中國 PRC	US$2,100,000	100%	物業投資 Property development

31.主要附屬公司（續） 31. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
廣州頂雅房地產開發有限公司 Guangzhou Dingya Real Estate Development Co., Ltd.*	中國 PRC	US$1,980,676	100%	物業投資 Property development
天津頂新國際工程顧問有限公司 Tianjin Tingxin International Engineering Consultant Co., Ltd.	中國 PRC	US$1,700,000	100%	提供工程顧問及研究服務 Provision of engineering related consultancy and research service
頂通（開曼島）控股有限公司 Tingtong (Cayman Islands) Holding Corp.	開曼群島／中國 Cayman Islands / PRC	15,000,000普通股每股US$1 15,000,000 ordinary shares of US$1 each/ US$1,660,000	100%	提供本集團內公司之物流服務 Logistics services for the Group
康遠股份有限公司	台灣 Taiwan	NT$110,000,000	100%	投資控股 Investment holding
康權股份有限公司	台灣 Taiwan	NT$96,000,000	100%	投資控股 Investment holding
康俊股份有限公司	台灣 Taiwan	NT$110,000,000	100%	投資控股 Investment holding

* 該等附屬公司由本公司間接持有及註冊為中外合資企業。其他本集團於中國境內之附屬公司均成立及註冊為全資外商企業。

* These subsidiaries are held indirectly by the Company and registered as Sino-foreign equity joint venture companies. The other subsidiaries in the PRC are established and registered as wholly-owned foreign enterprises.

公司資料 Corporate Information

註冊辦事處

開曼羣島大開曼喬治亞鎮
郵政信箱448號
創世紀大廈5樓

Registered Office

Genesis Building Fifth Floor P.O. Box 448
George Town Grand Cayman
Cayman Islands

總部及主營業務地址

中國天津300457
天津經濟技術開發區
第三大街15號

Head Office and Principal Place of Business

No.15 The 3rd Street
Tianjin Economic-Technological Development Area
Tianjin 300457 PRC

香港辦事處

香港灣仔港灣道18號
中環廣場38樓3807室
電話：(852) 2511 1911
傳真：(852) 2511 7911
電子郵件：info@tingyi.com
網址：http://www.tingyi.com
http://www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

Hong Kong Office

Suite 3807, 38th Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
Tel: (852) 2511-1911
Fax: (852) 2511-7911
E-mail: info@tingyi.com
Website: http://www.tingyi.com
http://www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

股票上市及交易地點

香港聯合交易所有限公司
證券編號：322

Place of Listing of Shares and Trading Code

The Stock Exchange of Hong Kong Limited
Securities code: 322

執行董事

魏應州先生 *(董事長暨行政總裁)*
井田毅先生 *(副董事長)*
吉澤亮先生 *(副行政總裁)*
吳崇儀先生
魏應交先生
井田純一郎先生

Executive Directors

Mr. Wei Ing-Chou *(Chairman and Chief Executive Officer)*
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wu Chung-Yi
Mr. Wei Ying-Chiao
Mr. Junichiro Ida

獨立非執行董事

徐信群先生
高捷雄先生

Independent Non-executive Directors

Mr. Hsu Shin-Chun
Mr. Katsuo Ko

開曼羣島股份過戶登記總處

畢馬域會計師行
開曼島
大開曼
郵政信箱493號
創世紀大廈

Cayman Islands Principal Share Registrar and Transfer Office

KPMG Peat Marwick
Genesis Building
P. O. Box 493 Grand Cayman
Cayman Islands

香港股份過戶登記分處

香港證券登記有限公司
香港
德輔道中199號
維德廣場2樓

Hong Kong Branch Share Registrar and Transfer Office

Hong Kong Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road, Central
Hong Kong

主要往來銀行

荷蘭合作銀行香港分行
香港上海滙豐銀行有限公司
台中分行
德國北方銀行香港分行
中國銀行(香港)
中國銀行
中國工商銀行
中國建設銀行
中國農業銀行
交通銀行
招商銀行

Principal Bankers

Rabobank, Hong Kong Branch
The Hongkong and Shanghai Banking
Corporation Limited, Taichung Branch
HSH Nordbank, Hong Kong Branch
Bank of China (Hong Kong)
Bank of China
Industrial and Commerical Bank
China Construction Bank
Agricultural Bank of China
Bank of Communications
China Merchants Bank

法律顧問

麥堅時律師行
盛德律師事務所

中國法律：
海問律師事務所

開曼羣島法律：
Maples and Calder Asia

Legal Advisers

Baker & McKenzie
Sidley Austin Brown & Wood

as to PRC law:
Haiwen & Partners

as to Cayman Islands law:
Maples and Calder Asia

核數師

摩斯倫•馬賽會計師事務所
英國特許會計師
香港執業會計師

Auditors

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants